U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of August 2004

Trend Micro Incorporated

(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome,

Shibuya-ku, Tokyo 151-0053, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	Press release dated July 26, 2004, relating to the revision of the forecast for the second quarter consolidated results of fiscal year ending December 31, 2004

2.	Press release dated July 29, 2004, relating to the announcement of the second quarter consolidated results

3.	Earnings report for the first half of the fiscal year ending December 31, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	August 2, 2004	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Financial Officer and Executive Vice President

Trend Micro Announces Revision of Forecast of Consolidated Financial Results for the Second Quarter of Fiscal Year Ending December 31, 2004

Tokyo, Japan – July 26, 2004 - Trend Micro (TSE: 4704; Nasdaq: TMIC), a leader in network antivirus and Internet content security software and services, today announced that the forecast of financial results for the second quarter of the fiscal year ending December 31, 2004, is revised as set forth below.

1. Revision of forecast of financial results for the second quarter of FY2004

(April 1, 2004 to June 30, 2004)

(in millions of yen)

	Net Sales	Operating Income	Net Income
Forecast previously published (A)	13,500	4,500	2,650
Revision made (B)	14,843	6,262	3,828
Amount of increase (B-A)	1,343	1,762	1,178
Ratio of increase or decrease	+ 9.9%	+ 39.2%	+ 44.5%

2. Reason for Revision

The company has decided to revise its forecasts because operating income and net income are expected to deviate by more than 30% from the previous forecast.

About details of results, the company will disclose on the day of its financial results announcement, July 29, 2004.

Notice Regarding Forward Looking Statements

Certain statements that we make in this release are forward-looking statements. These forward-looking statements are based upon management’s current assumptions and beliefs in light of the information currently available to it, but involve known and unknown risks and uncertainties.

Many important factors could cause our actual results to differ materially from those expressed in our forward-looking statements. These factors include:

•	Difficulties in addressing new virus and other computer security problems;

•	Timing of new product introductions and lack of market acceptance for our new products;

•	The level of continuing demand for, and timing of sales of, our existing products;

•	Rapid technological change within the anti-virus software industry;

•	Changes in customer needs for anti-virus software;

•	Existing products and new product introductions by our competitors and the pricing of those products;

•	Declining prices for our products and services;

•	The effect of future acquisitions on our financial condition and results of operations;

•	The effect of adverse economic trends on our principal markets;

•	The effect of foreign exchange fluctuations on our results of operations;

•	An increase in the incidence of product returns;

•	The potential lack of attractive investment targets; and

•	Difficulties in successfully executing our investment strategy.

We assume no obligation to update any forward-looking statements.

For more details regarding risk factors relating to our future performance, please refer to our filings with the SEC.

About Trend Micro

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers. For additional information and evaluation copies of all Trend Micro products, visit our website at www.trendmicro.com.

For additional Information

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-5334-4899

Fax: +81-5334-4874

ir@trendmicro.co.jp

Trend Micro Reports Record Second Quarter Results

Revenue up 30% and Net income up 144% year over year

Tokyo, Japan – July 29, 2004 – Trend Micro, Inc. (TSE: 4704, NASDAQ: TMIC), a leader in network antivirus and Internet content security software and services, today announced record earnings for the second quarter 2004.

Trend Micro posted consolidated net sales of 14.8 billion Yen (or US $136 million, based on an exchange rate as of June 30, 2004; 109JPY = 1USD), operating income of 6.3 billion Yen (or US $57 million) and net income of 3.8 billion Yen (or US $35 million) for the second quarter 2004. These figures reflect gains of 30% in net sales, 119% in operating income and 144% in net income compared with the same period a year ago.

Net sales from enterprise products grew 26% year over year and comprised 77% of Q2 revenues; net sales from consumer products grew 48% year over year and made up 23% of Q2 sales.

If Q2 results are converted from Japanese yen to US dollars*, Q2 2004 consolidated net sales grew 41%, net sales of enterprise products grew 36%, and net sales of consumer products grew 60% year over year.

“In the first half of 2004, we continued to see good growth from our existing products while simultaneously reaching another milestone in our long history of innovation that we expect will fuel our growth in the future,” commented Steve Chang, CEO and founder of Trend Micro. “Within a short time, we introduced our network-level virus scanning appliance, Trend Micro Network VirusWall, and unveiled a unique technology and service collaboration with Cisco. Both of these initiatives will better position us to deliver effective solutions to customers worldwide, and to minimize the business disruption caused by network worms, viruses and other such threats.”

Based on information currently available to the company, consolidated net sales for the third quarter ending September 30, 2004 is expected to be 15 billion Yen (or US $138 million, based on an exchange rate as of June 30, 2004; 109JPY = 1USD). Operating income and net income are expected to be 5.5 billion Yen (or US $50 million) and 3.3 billion Yen (or US $30 million), respectively.

*	These numbers were calculated based on the following exchange rates: 1 USD=118.50 JPY for Q2 2003 and 1 USD =109.78 JPY for Q2 2004, which are the weighted average exchange rates used to convert USD net sales to JPY for those respective quarters.

Second Quarter Business Highlights

•	Trend Micro and Cisco Systems announced a joint collaboration to deliver comprehensive network worm and virus outbreak-prevention services to help protect networked business. Under this agreement, Cisco will initially integrate Trend Micro’s network worm and virus signatures with the Cisco Intrusion Detection System (IDS) deployed in Cisco branded routers, switches, and network security appliances. Cisco has also licensed additional Trend Micro technology to extend its threat prevention capabilities in subsequent phases. Trend Micro also announced its continuing support of the Cisco Network Admission Control program with the release of Trend Micro OfficeScan Corporate Edition v6.5.

•	In the second quarter of 2004, Trend Micro announced several new enterprise offerings, including: Trend Micro™ OfficeScan™ Corporate Edition v6.5, enabled to support the Cisco Network Admission Control program; Trend Micro InterScan™ Web Security Suite v2.0, enhanced with anti-spam, anti-phishing, anti-spyware, and URL filtering capabilities for more comprehensive Web-based security; Trend Micro ScanMail™ for Lotus Domino v2.6 for the OS/390 and zOS platforms; and Trend Micro InterScan eManager™ v5.22 for InterScan Messaging Security Suite 5.15/5.55 for Windows, Linux and Solaris.

•	New customers gained during the quarter came from the technology, service, and energy sectors including: ARAMARK Canada Ltd, part of ARAMARK Corporation, which provides award-winning food and facilities management services; Dell (UK), part of one of the world’s leading computer systems companies; New South Wales Police, Australia’s police organization; and Petróleos de Venezuela, S.A., a Latin American company.

•	During the second quarter, Trend Micro won awards and recognition for several products offerings for both its enterprise customers and individual consumers. Trend Micro Network VirusWall™ 1200 outbreak-prevention appliance earned a “Recommended” title from CRN magazine for “providing a unique and thorough solution for protecting networks from attack.” Trend Micro NeatSuite™ won the “Well-Connected” Award from Network Computing magazine for 2004. Trend Micro PC-Cillin™ Internet Security 2004 won the “World Class 2004” title from PC World magazine for being the best antivirus software solution. Trend Micro ServerProtect™ achieved a VB100% certification from Virus Bulletin for in-the-wild threat detection.

Notice Regarding Forward Looking Statements

Certain statements that we make in this release are forward-looking statements. These forward-looking statements are based upon management’s current assumptions and beliefs in light of the information currently available to it, but involve known and unknown risks and uncertainties.

Many important factors could cause our actual results to differ materially from those expressed in our forward-looking statements. These factors include:

•	Difficulties in addressing new virus and other computer security problems

•	Timing of new product introductions and lack of market acceptance for our new products

•	The level of continuing demand for, and timing of sales of, our existing products

•	Rapid technological change within the anti-virus software industry

•	Changes in customer needs for anti-virus software

•	Existing products and new product introductions by our competitors and the pricing of those products

•	Declining prices for our products and services

•	The effect of future acquisitions on our financial condition and results of operations

•	The effect of adverse economic trends on our principal markets

•	The effect of foreign exchange fluctuations on our results of operations

•	An increase in the incidence of product returns

•	The potential lack of attractive investment targets and

•	Difficulties in successfully executing our investment strategy

We assume no obligation to update any forward-looking statements.

For more details regarding risk factors relating to our future performance, please refer to our filings with the U.S. Securities and Exchange Commission.

About Trend Micro

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers and managed service providers. For additional information and evaluation copies of all Trend Micro products, visit our Web site, www.trendmicro.com.

# # #

Trend Micro, the t-ball logo, eManager, InterScan, NeatSuite, OfficeScan, PC-Cillin, ScanMail, VirusWall are trademarks or registered trademarks of Trend Micro Incorporated. All other company or product names may be trademarks or registered trademarks of their owners.

For additional Information

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-5334-4899

Fax: +81-5334-4874

ir@trendmicro.co.jp

Supplementary Information

1. CONSOLIDATED BALANCE SHEETS

(Thousands of yen)

Account	June 30, 2003		June 30, 2004		December 31, 2003
	Amount	%	Amount	%	Amount	%
<Assets>

Current assets:
Cash and cash equivalents	42,654,956		40,462,189		46,718,940
Time deposits	65,895		460,391		440,323
Marketable securities	9,198,296		20,079,321		10,253,029
Notes and accounts receivable, trade –less allowance for doubtful accounts and sales returns of (Yen)908,956 in the first half of FY2003, (Yen)842,681 in the first half of FY2004 and (Yen)1,023,734 in FY2003, respectively	9,077,624		12,323,100		11,681,457
Inventories	143,475		189,226		77,950
Deferred income taxes	4,383,944		5,962,030		4,896,909
Prepaid expenses and other current assets	1,097,087		1,108,786		1,397,821

Total current assets	66,621,277	91.1	80,585,043	93.4	75,466,429	92.9

Investments and other assets:
Securities investments	597,564		581,375		624,778
Investment in and advances to affiliated Companies	103,872		138,183		119,591
Software development costs	708,208		530,841		505,616
Other intangibles	398,598		307,188		311,756
Deferred income taxes	1,681,569		1,767,857		1,804,238
Other	1,130,687		652,561		734,533

Total investments and other assets	4,620,498	6.3	3,978,005	4.6	4,100,512	5.0

Property and equipment:
Office furniture and equipment	2,922,056		2,943,219		2,823,506
Other properties	1,010,080		1,162,394		1,038,524

	3,932,136		4,105,613		3,862,030
Less: Accumulated depreciation	(2,016,352)		(2,389,676)		(2,157,884)

Total property and equipment	1,915,784	2.6	1,715,937	2.0	1,704,146	2.1

Total assets	73,157,559	100.0	86,278,985	100.0	81,271,087	100.0

(Thousands of yen)

Account	June 30, 2003		June 30, 2004		December 31, 2003
	Amount	%	Amount	%	Amount	%
<Liabilities and shareholders’ equity>

Current liabilities:
Current portion of long-term debt	6,500,000		—		6,500,000
Notes payable, trade	94,611		63,044		96,204
Accounts payable, trade	986,193		1,824,187		899,508
Accounts payable, other	1,286,402		1,987,842		1,326,244
Withholding income taxes	437,663		572,839		490,315
Accrued expenses	1,941,800		2,185,496		1,984,175
Accrued income and other taxes	3,232,548		4,638,402		4,280,797
Deferred revenue	15,067,937		20,409,178		17,486,298
Other	220,188		796,297		557,050

Total current liabilities	29,767,342	40.7	32,477,285	37.6	33,620,591	41.4

Long-term liabilities:
Deferred revenue	3,061,910		3,187,325		3,017,105
Accrued pension and severance costs	437,021		588,430		487,409
Other	255,113		160,329		194,185

Total long-term liabilities	3,754,044	5.1	3,936,084	4.6	3,698,699	4.5

Shareholders’ equity:
Common stock
Authorized
-June 30, 2003 250,000,000 shares
-June 30, 2004 250,000,000 shares
-December 31, 2003 250,000,000 shares (no par value)
Issued
-June 30, 2003 132,503,417 shares	7,257,060
-June 30, 2004 133,997,891 shares			9,144,983
-December 31, 2003 132,620,100 shares					7,396,194
Additional paid-in capital	12,936,584		14,756,997		13,165,881
Retained earnings	22,294,463		33,355,669		28,236,466
Accumulated other comprehensive income
Net unrealized gain (loss) on debt and equity securities	66,163		(91,832)		70,965
Cumulative translation adjustments	531,776		(565,491)		(500,946)

	597,939		(657,323)		(429,981)

Treasury stock, at cost
-June 30, 2003 1,456,770 shares	(3,449,873)
-June 30, 2004 2,504,854 shares			(6,734,710)
-December 31, 2003 1,958,647 shares					(4,416,763)

Total shareholders’ equity	39,636,173	54.2	49,865,616	57.8	43,951,797	54.1

Total liabilities and shareholders’ equity	73,157,559	100.0	86,278,985	100.0	81,271,087	100.0

2. CONSOLIDATED STATEMENTS OF INCOME

(Thousands of yen)

Account	For the six months ended June 30, 2003		For the six months ended June 30, 2004		For the year ended December 31, 2003
	Amount	%	Amount	%	Amount	%
Net sales	22,309,642		28,464,157		48,088,347
Cost of sales	1,528,771		1,902,555		3,168,467

Gross profit	20,780,871	100.0	26,561,602	100.0	44,919,880	100.0

Operating expenses:
Selling	8,015,856		7,457,213		15,360,532
Research and development and maintenance	1,929,219		2,278,974		3,919,024
Customer support	2,402,122		2,717,490		4,830,660
General and administrative	2,611,807		2,705,635		5,656,168

Total operating expenses	14,959,004	72.0	15,159,312	57.1	29,766,384	66.3

Operating income	5,821,867	28.0	11,402,290	42.9	15,153,496	33.7

Other incomes (expenses):
Interest income	206,035		160,957		412,635
Interest expense	(114,829)		(44,644)		(173,830)
Gain (loss) on sales of marketable securities	—		82,857		(65,259)
Impairment loss of securities investments	(7,360)		—		(7,360)
Foreign exchange gain (loss), net	134,469		(29,075)		120,650
Loss of disposal of inventory	—		(24,214)		—
Other income (expense), net	(162,948)		(21,451)		(111,345)

Total other income (expense)	55,367	0.3	124,430	0.5	175,491	0.4

Net income before taxes	5,877,234	28.3	11,526,720	43.4	15,328,987	34.1

Income taxes:
Current	3,145,367		5,498,022		7,437,576
Deferred	(568,140)		(922,416)		(1,334,998)

	2,577,227	12.4	4,575,606	17.2	6,102,578	13.6

Income before equity earnings (losses) of affiliated companies	3,300,007	15.9	6,951,114	26.2	9,226,409	20.5
Equity in earnings (losses) of affiliated companies	7,755	0.0	17,893	0.0	23,623	0.1

Net income	3,307,762	15.9	6,969,007	26.2	9,250,032	20.6

	Yen		Yen		Yen
Per share data:
Net income
-Basic	25.04		52.41		70.11
-Diluted	—		51.47		69.95

3. CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Thousands of yen)

Account	For the six months ended June 30, 2003	For the six months ended June 30, 2004	For the year ended December 31, 2003
Net income	3,307,762	6,969,007	9,250,032

Other comprehensive income (loss), before tax:
Unrealized gains (losses) on debt and equity securities:
Unrealized holding gains (losses) arising during period	160,406	(198,675)	135,323
Less reclassification adjustment for gains or losses included in net income	101,133	(67,303)	132,701

	261,539	(265,978)	268,024

Foreign currency translation adjustments	246,697	(64,545)	(786,025)

Total	508,236	(330,523)	(518,001)

Income tax expense related to unrealized gains (losses) on debt and equity securities	(111,499)	103,181	(113,182)

Other comprehensive income (loss), net of tax	396,737	(227,342)	(631,183)

Comprehensive income	3,704,499	6,741,665	8,618,849

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

(Thousands of yen)

Account	For the six months ended June 30, 2003	For the six months ended June 30, 2004	For the year ended December 31, 2003
Cash flows from operating activities:
Net income	3,307,762	6,969,007	9,250,032
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	1,106,517	785,396	2,266,356
Pension and severance costs, less payments	80,842	99,262	140,661
Deferred income taxes	(568,140)	(922,416)	(1,334,998)
(Gain) loss on sales of marketable securities	—	(82,857)	65,259
Impairment of securities investments	7,360	—	7,360
Equity in gain of affiliated companies	(7,755)	(17,893)	(23,623)
Changes in assets and liabilities:
Increase in deferred revenue	2,033,045	3,201,387	5,036,872
(Increase) decrease in accounts receivable, net of allowances	2,488,094	(719,133)	(446,201)
(Increase) decrease in inventories	219,748	(112,030)	278,751
Increase (decrease) in notes and accounts payable, Trade	(32,030)	896,839	(52,021)
Increase (decrease) in accrued income and other taxes	(856,478)	358,248	193,227
(Increase) decrease in other current assets	(67,865)	16,948	(67,898)
Increase (decrease) in accounts payable, other	(98,894)	279,029	(11,962)
Increase in other current liabilities	52,313	908,479	602,296
(Increase) decrease in other assets	(280,659)	390,684	(324,879)
Other	111,933	117,191	87,072

Net cash provided by operating activities	7,495,793	12,168,141	15,666,304

Cash flows from investing activities:
Payments for purchases of property and equipment	(483,462)	(226,434)	(715,901)
Software development cost	(356,809)	(402,096)	(788,760)
Payments for purchases of other intangibles	(111,050)	(200,253)	(270,570)
Proceeds from sales of marketable securities	1,700,000	954,474	2,945,331
Payments for purchases of marketable securities and security investments	(7,862,856)	(11,062,351)	(10,248,908)
Payments for time deposits	(173)	(20,068)	(374,601)

Net cash used in investing activities	(7,114,350)	(10,956,728)	(9,453,409)

Cash flows from financing activities:
Issuance of common stock pursuant to exercise of stock purchase warrants and stock acquisition rights	—	3,493,706	278,002
Redemption of bonds	(5,000,000)	(6,500,000)	(5,000,000)
Purchase of treasury stock	(1,127,586)	(2,357,697)	(2,094,476)
Tax benefit from exercise of non-qualified stock warrants	143,115	115,383	233,277
Tax recognition derived from elimination of reversed warrant related with stock option plan	(228,085)	(249,978)	(228,085)
Dividend paid	—	(1,814,984)	—

Net cash used by financing activities	(6,212,556)	(7,313,570)	(6,811,282)

Effect of exchange rate changes on cash and cash equivalents	656,248	(154,594)	(512,494)

Net decrease in cash and cash equivalents	(5,174,865)	(6,256,751)	(1,110,881)
Cash and cash equivalents at beginning of period	47,829,821	46,718,940	47,829,821

Cash and cash equivalents at end of period	42,654,956	40,462,189	46,718,940

Supplementary information of cash flow:
Payment for interest expense	117,289	19,424	151,623
Payment for income taxes	3,935,610	5,754,866	7,102,721

July 29, 2004

Report of First–Half Results (Consolidated)

For Fiscal Year Ending December 31, 2004

[ Prepared in accordance with US GAAP ]

Company:	Trend Micro Incorporated		Tokyo Stock Exchange 1st Section
Code:	4704		Location : Tokyo
(URL http://www.trendmicro.co.jp/)
Representative:	Title	Representative Director and Chief Executive Officer
	Name	Chang, Ming-Jang
Contact:	Title	Controller, Finance&Accounting Department and General Manager, Corporate Affairs Department
	Name	Yuzuru Nanami	(Phone: 81-3-5334-3600)

Date of the board of directors meeting authorizing the first-half results:			July 29, 2004

1. Financial Highlights for the first half of FY 2004 (January 1, 2004 through June 30, 2004)

(1) Consolidated Results of Operations

(All figures except for per share information are rounded to millions of yen.)

	Net Sales	Growth rate	Operating income	Growth rate	Net income before tax	Growth rate
	Millions of yen	%	Millions of yen	%	Millions of yen	%
The first half of FY 2004	28,464	27.6	11,402	95.9	11,527	96.1
The first half of FY 2003	22,310	8.8	5,822	(8.3)	5,877	(8.3)

FY 2003 (annual)	48,088		15,153		15,329

	Net income	Growth rate	Net income per share (basic)	Net income per share (diluted)
	Millions of yen	%	Yen	Yen
The first half of FY 2004	6,969	110.7	52.41	51.47
The first half of FY 2003	3,308	(9.5)	25.04	—

FY 2003 (annual)	9,250		70.11	69.95

(Note)

1. Equity in earnings (losses) of affiliated companies:	18 million yen (8 million yen in the first half of FY 2003, 24 million yen in FY 2003)

2. The company made no changes in accounting principle that had material effects on the financial position, results of operations, and cash flow position, during the current period.

3. Weighted average number of shares outstanding:	132,974,192 shares (132,097,979 shares in the first half of FY 2003, 131,940,179 shares in FY 2003)

4. The percentage of net sales, operating income, net income before tax and net income represent comparison to the corresponding financial figures for the first half of prior fiscal year.

(2) Consolidated Financial Position

	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
As of	Millions of yen	Millions of yen	%	Yen
June 30, 2004	86,279	49,866	57.8	379.23
June 30, 2003	73,158	39,636	54.2	302.46

December 31, 2003	81,271	43,952	54.1	336.38

(Note)

Number of shares outstanding :	131,493,037 shares (131,046,647 shares as of June 30, 2003, 130,661,453 shares as of December 31, 2003)

(3) Consolidated Cash Flow Position

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Ending balance of cash and cash equivalents
As of	Millions of yen	Millions of yen	Millions of yen	Millions of yen
June 30, 2004	12,168	(10,957)	(7,314)	40,462
June 30, 2003	7,496	(7,114)	(6,213)	42,655

December 31, 2003	15,666	(9,453)	(6,811)	46,719

(4) Basis of consolidation and application of equity method:

The number of consolidated subsidiaries	18
The number of unconsolidated subsidiaries accounted by equity method	0
The number of affiliated companies	2

(5) Changes in the basis of consolidation and application of equity method:

The number of additional consolidated subsidiaries	1
The number of excluded consolidated subsidiaries	0
The number of additional consolidated affiliated companies	0
The number of excluded consolidated affiliated companies	1

2. Projected consolidated earnings

Projected earnings for the next quarter (July 1, 2004 through September 30, 2004)

	Net Sales	Operating income	Net income
	Millions of yen	Millions of yen	Millions of yen
3rd Qtr	15,000	5,500	3,250

(Note)

Since the business environment surrounding Trend Micro Group tends to fluctuate in the short run, it is difficult to make the highly reliable projection figures on a yearly basis. We, therefore, decided to announce the earnings on a quarterly basis in the fiscal year ending in December 2004 as well as earnings projection of the succeeding quarter.

If we found through our calculation conducted from time to time that the net sales fluctuate from the most recent quarterly projection by more than 10%, or operating income or net income fluctuates by more than 30%, we will announce the revision of the earnings projection.

Attachment to the Report

1. Condition of corporate group

Trend Micro Group consists of Trend Micro Inc. (Japan), and its subsidiaries which develop and sell anti-virus products and offer other related services. Affiliated companies are Soft Trend Capital Corporation which manages capital funds to be invested into Internet-related ventures and NetSTAR Inc. which develops and offers the products of URL filtering.

The business related to anti-virus are described below.

Products related to anti-virus:

PC client products LAN server products Internet server products Other products	Trend Micro Inc. (Japan) develops and sells the products. Some parts of the research and development activities are entrusted to Trend Micro Incorporated (Taiwan), Trend Micro Inc. (U.S.A.), Trend Micro Deutschland GmbH (Germany), Trend Micro (UK) Limited (UK), and Trend Micro (China) Incorporated. (China). Trend Micro Incorporated (Taiwan) also operates manufacturing and sales of the products too, part of which are purchased by Trend Micro Inc. (Japan), Trend Micro Inc. (U.S.A.), Trend Micro Korea Inc. (Korea), Trend Micro Deutschland GmbH (Germany), Trend Micro Italy S.r.l. (Italy), Trend Micro Australia Pty. Ltd. (Australia), Trend Micro do Brasil Ltda. (Brazil), Trend Micro France (France), Trend Micro Hong Kong Limited (China), Trend Micro (UK) Limited (UK), Trend Micro Latinoamerica S.A.de C.V (Mexico), Trend Micro (China) Incorporated (China). Besides below indicated chart, Trend Micro (EMEA) Limited (Ireland) provides the back office functions for our business in Europe. In addition, Trend Micro Inc. (Japan) owns software copyrights and receives from its overseas subsidiaries royalties based on the respective sales of products to such subsidiaries.

2. Management Policy and Business Performance

Basic Management Policy

We are committed to providing solutions for protecting corporate networks and home computers from invasion of malicious contents such as computer viruses for the purpose to realize safe digital network society under the vision of realizing “A world safe for exchanging digital information.”

Computer network systems including the Internet serve as an infrastructure for information society full of a wide variety of information and are used as a means of communication along with telephone and facsimile as well as a means to improve and streamline business flow for higher productivity. Networks also eliminate geographical restrictions in corporate activities enabling such employment patterns as small offices and home offices etc. which in turn enable to perform the activities in remote places. They also make it possible to establish a corporate structure which locates data management and customer support bases etc. across borders for lower labor cost.

Like this, information of all sorts, from everyday conversation between individuals to highly confidential corporate information, is circulating round the world today. In the meantime, keeping network traffic under control and ensuring security of flowing data are critical to enable individuals and corporations to use networks without anxiety. Therefore, the responsibility of network security vendors who provide products for those purposes is becoming ever greater.

The network security industry is characterized by fierce competition among participating companies and rapidly changing business environment as is often said about the entire IT industry. The industry includes several areas such as antivirus, firewall and intrusion detection areas which deal with different threats with products incorporating different technologies.

Among the areas, we are strategically focusing on the antivirus area. We believe that it is important to develop and provide original solutions to keep up with changes in the business environment and progress of viruses ahead of competitors concentrating management resources on the antivirus area to gain superiority in the industry. We intend in this way to expand our position in the industry as well as to contribute to further development of the information society.

Basic Profit Sharing Policy

We intend to continue to return profits to shareholders based on the net profit on the consolidated basis while striving to enhance financial strength and secure inner reserve in order to deal with significantly changing business environment and maintain competitive edge against competitors. This year, we plan to pay a year-end dividend on the basis of the dividend ratio of 20%, the same level as that in the previous year.

Views and Policies for Investment Unit

While we recognize that securing liquidity of our shares is an important issue, we consider the current liquidity is at a satisfactory level. With that background, we conclude that reducing investment unit which will incur considerable expense is not necessarily profitable to all shareholders.

We intend to review in the future the investment unit as needed taking into consideration the shareholders’ interest and influences to the liquidity of our shares.

Corporate Governance

Our management system is administering business operations under the recognition that quickly corresponding to changes in the environment of our company group and securing transparency and soundness of management as well as keeping reliability of disclosures are of prime importance.

The Board of Directors is composed of four directors and holding the Board meetings according to circumstances so that it can quickly make decisions. One of the four directors is appointed from outside of our company to enhance supervisory function for appropriate operation of the Board.

An executive is appointed for each business unit to take responsibility for executing respective operation so that our management policy decided by the Board of Directors is reflected in actual operation in the business area extending into over 20 countries in the world.

We have appointed four corporate auditors all from outside of our company so that the Board of Auditors can audit without bias the operation of the Board of Directors and business execution by the directors. The Board of Auditors has formulated a guideline for the relationship with the external auditor in order to ensure independence of the external auditor which takes charge of audit of our consolidated financial statements. The guideline prohibits commissioning the external auditor any affair which may impair independence of the said auditor. The guideline has also established a system in which the Board of Auditors is to make advance approval according to the guideline for audit and non-audit services we receive from the said auditor.

We have a function in the Corporate Affairs Department with specialized person to establish an effective internal control management for the entire group taking into consideration our business model and business environments. We have formulated a Code of Conduct intended for all executives and regular employees of our group including CEO and CFO. With the Code of Conduct, we aim to thoroughly enforce observation of laws and regulations of Japan and other countries and faithful and ethical actions as well as to establish a system in which accurate internal information of the group companies is sufficiently gathered and justly disclosed on a timely basis.

We are subject to the U.S. Sarbanes-Oxley Act legislated on the occasion of corporate scandals such as the Enron affair and the Corporate Governance Rules of NASDAQ which bases on the said Act because we are listed on the U.S. NASDAQ Stock Market. Not only conforming to those regulations, we also intend to establish an internal control system aiming at promoting our unique and global business operation leaping across time and space and cultural barrier.

Challenges for the Company

There are two competitors in the U.S. holding a market share greater than us in the antivirus industry. Those competitors possess strong brand strength and selling power especially in overseas markets partly because they have preceded us in the business. They are deploying the business falling back upon larger management resources than ours including work forces and financial power. Under such a situation, we intend to establish an advantage in terms of the product developing original solutions to counter evolution of viruses ahead of competitors and releasing products which will better meet customers’ needs. In addition, we will market the products capitalizing on their features and originality to enhance our brand strength and selling power aiming for future growth.

We, specializing in the antivirus area, have formed several alliances with dominant vendors in areas other than antivirus solutions. During this quarter, we announced affiliation with the U.S. Cisco Systems, the world’s biggest network equipment vendor. In consequence of the affiliation, we have now a plan to put our antivirus solutions on the market as internal functions of Cisco’s routers, switches and security appliance products. We consider that this sort of affiliation plays an important role in our sales strategy since we can expect effects of combination of products which are competitive in the respective area and of complementation of each other’s sales channel.

Results of Operations

While there were still remaining harsh economic situation in this quarter, overall economic climate started to show a sign of upturn: expansion of capital investment by enterprises and recovery in consumer spending in Japan.

We put “Network VirusWall” on sale as a solution against viruses such as “MSBLAST” appeared last year and “SASSER” prevailed this year which exploit security holes of operating systems and can infect your computer only if the computer is connected to the Internet. We expanded our product lineup for corporate users releasing products which can easily be introduced and managed targeting at small-to-medium-sized companies which are lacking in network management staff. We have also started to provide “Virus Buster” on a flat monthly rate through ISP (Internet Service Providers) to personal users to expand the customer base for our products.

In such situations, we largely expanded sales of a consumer product “Virus Buster” in Japan. We consider this to be a result of emergence of several viruses including “NETSKY” which caused heavy damages and the number of broadband users expanding at a satisfactory pace. In addition, antivirus products have started to penetrate in earnest not only to big businesses but also to small-to-mid-sized companies contributing to steady increase in sales of products for corporate users. Consequently, net sales in Japan during the semi-annual period came to 12,067 million yen (27% increase compared with the same period of the previous year).

In North America, net sales on a local currency basis massively increased compared with the same period of the previous year owing to certain changes in the attitude of firms toward investment in security products which was in low gear until the previous term and the result of sales channel enhancement measures for expanding sales to small-to-mid-sized corporate users. Net sales in this region during the semi-annual period, which was adversely adjusted by foreign exchange fluctuation, came to 5,342 million yen (20% increase compared with the same period of the previous year).

Also in Europe, sales to small-to-mid-sized companies raised net sales to 7,375 million yen (35% increase from the same period of the previous year). This owes to significant sales expansion in the U.K., Germany and France as well as sharp increase in sales in North Europe including Norway and Sweden and South Europe including Spain.

With regard to the Asia-Pacific region and Latin America, sales increased in Australia, China and Mexico etc. to boost up net sales for the semi-annual period in these regions to 2,821 million yen (30% increase from the same period of the previous year) and 860 million yen (28% increase) respectively.

In consequence, consolidated net sales for the semi-annual period totaled 28,464 million yen (28% increase from the same period of the previous year).

In the meantime, operating expenses totaled 15,159 million (1% increase from the same period of the previous year). Consequently, consolidated operating income for the semi-annual period became 11,402 million yen (96% increase from the same period of the previous year) and consolidated net income became 6,969 million yen (111% increase from the same period of the previous year).

Cash Flows

Cash flows from operating activities for this fiscal year increased by 12,168 million yen because of net income of 6,969 million yen and the increase of deferred revenue, etc., while cash flows from investing activities decreased by 10,957 million yen because of purchasing securities, etc. Cash flows from financing activities decreased by 7,314 million yen because of the redemption of our bonds, etc. As a result of adding effect of exchange rate changes, the balance of cash and cash equivalents as of end of the semi-annual period of the fiscal year 2004 amounted to 40,462 million yen decreased by 6,257 million yen from at the end of the previous fiscal year.

Projection for the Third Quarter of the fiscal year 2004 (from July 1, 2004 to September 30)

The business environment tends to drastically change over a short term. Consequently, it is difficult to calculate highly reliable values about the projection for the whole financial year. Instead, we make it a rule to announce a business forecast for the coming quarter term at the time of reporting quarterly results.

In the event forecast numbers are revised by more than 10% for net sales or 30% for operating income and net income from the last forecast, we will announce revision of the earnings forecast.

Earnings forecast for the 3rd quarter of FY2004 (from July 1, 2004 to September 30)

Consolidated net sales	15,000 million yen
Consolidated operating income	5,500 million yen
Consolidated net income	3,250 million yen

The following exchange rates are assumed in calculating the above forecasts:

1 US$=111 JPY
1 euro=134 JPY

3 CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

(Thousands of yen)

Account	June 30, 2003		June 30, 2004		December 31, 2003
	Amount	%	Amount	%	Amount	%
<Assets>

Current assets:
Cash and cash equivalents	42,654,956		40,462,189		46,718,940
Time deposits	65,895		460,391		440,323
Marketable securities	9,198,296		20,079,321		10,253,029
Notes and accounts receivable, trade –less allowance for doubtful accounts and sales returns of (Yen)908,956 in the first half of FY2003, (Yen)842,681 in the first half of FY2004 and (Yen)1,023,734 in FY2003, respectively	9,077,624		12,323,100		11,681,457
Inventories	143,475		189,226		77,950
Deferred income taxes	4,383,944		5,962,030		4,896,909
Prepaid expenses and other current assets	1,097,087		1,108,786		1,397,821

Total current assets	66,621,277	91.1	80,585,043	93.4	75,466,429	92.9

Investments and other assets:
Securities investments	597,564		581,375		624,778
Investment in and advances to affiliated Companies	103,872		138,183		119,591
Software development costs	708,208		530,841		505,616
Other intangibles	398,598		307,188		311,756
Deferred income taxes	1,681,569		1,767,857		1,804,238
Other	1,130,687		652,561		734,533

Total investments and other assets	4,620,498	6.3	3,978,005	4.6	4,100,512	5.0

Property and equipment:
Office furniture and equipment	2,922,056		2,943,219		2,823,506
Other properties	1,010,080		1,162,394		1,038,524

	3,932,136		4,105,613		3,862,030
Less: Accumulated depreciation	(2,016,352)		(2,389,676)		(2,157,884)

Total property and equipment	1,915,784	2.6	1,715,937	2.0	1,704,146	2.1

Total assets	73,157,559	100.0	86,278,985	100.0	81,271,087	100.0

(Thousands of yen)

Account	June 30, 2003		June 30, 2004		December 31, 2003
	Amount	%	Amount	%	Amount	%
<Liabilities and shareholders’ equity>

Current liabilities:
Current portion of long-term debt	6,500,000		—		6,500,000
Notes payable, trade	94,611		63,044		96,204
Accounts payable, trade	986,193		1,824,187		899,508
Accounts payable, other	1,286,402		1,987,842		1,326,244
Withholding income taxes	437,663		572,839		490,315
Accrued expenses	1,941,800		2,185,496		1,984,175
Accrued income and other taxes	3,232,548		4,638,402		4,280,797
Deferred revenue	15,067,937		20,409,178		17,486,298
Other	220,188		796,297		557,050

Total current liabilities	29,767,342	40.7	32,477,285	37.6	33,620,591	41.4

Long-term liabilities:
Deferred revenue	3,061,910		3,187,325		3,017,105
Accrued pension and severance costs	437,021		588,430		487,409
Other	255,113		160,329		194,185

Total long-term liabilities	3,754,044	5.1	3,936,084	4.6	3,698,699	4.5

Shareholders’ equity:
Common stock
Authorized
-June 30, 2003 250,000,000 shares
-June 30, 2004 250,000,000 shares
-December 31, 2003 250,000,000 shares (no par value)
Issued
-June 30, 2003 132,503,417 shares	7,257,060
-June 30, 2004 133,997,891 shares			9,144,983
-December 31, 2003 132,620,100 shares					7,396,194
Additional paid-in capital	12,936,584		14,756,997		13,165,881
Retained earnings	22,294,463		33,355,669		28,236,466
Accumulated other comprehensive income
Net unrealized gain (loss) on debt and equity securities	66,163		(91,832)		70,965
Cumulative translation adjustments	531,776		(565,491)		(500,946)

	597,939		(657,323)		(429,981)

Treasury stock, at cost
-June 30, 2003 1,456,770 shares	(3,449,873)
-June 30, 2004 2,504,854 shares			(6,734,710)
-December 31, 2003 1,958,647 shares					(4,416,763)

Total shareholders’ equity	39,636,173	54.2	49,865,616	57.8	43,951,797	54.1

Total liabilities and shareholders’ equity	73,157,559	100.0	86,278,985	100.0	81,271,087	100.0

(2) CONSOLIDATED STATEMENTS OF INCOME

(Thousands of yen)

Account	For the six months ended June 30, 2003		For the six months ended June 30, 2004		For the year ended December 31, 2003
	Amount	%	Amount	%	Amount	%
Net sales	22,309,642		28,464,157		48,088,347
Cost of sales	1,528,771		1,902,555		3,168,467

Gross profit	20,780,871	100.0	26,561,602	100.0	44,919,880	100.0

Operating expenses:
Selling	8,015,856		7,457,213		15,360,532
Research and development and maintenance	1,929,219		2,278,974		3,919,024
Customer support	2,402,122		2,717,490		4,830,660
General and administrative	2,611,807		2,705,635		5,656,168

Total operating expenses	14,959,004	72.0	15,159,312	57.1	29,766,384	66.3

Operating income	5,821,867	28.0	11,402,290	42.9	15,153,496	33.7

Other incomes (expenses):
Interest income	206,035		160,957		412,635
Interest expense	(114,829)		(44,644)		(173,830)
Gain (loss) on sales of marketable securities	—		82,857		(65,259)
Impairment loss of securities investments	(7,360)		—		(7,360)
Foreign exchange gain (loss), net	134,469		(29,075)		120,650
Loss of disposal of inventory	—		(24,214)		—
Other income (expense), net	(162,948)		(21,451)		(111,345)

Total other income (expense)	55,367	0.3	124,430	0.5	175,491	0.4

Net income before tax	5,877,234	28.3	11,526,720	43.4	15,328,987	34.1

Income taxes:
Current	3,145,367		5,498,022		7,437,576
Deferred	(568,140)		(922,416)		(1,334,998)

	2,577,227	12.4	4,575,606	17.2	6,102,578	13.6

Income before equity earnings (losses) of affiliated companies	3,300,007	15.9	6,951,114	26.2	9,226,409	20.5
Equity in earnings (losses) of affiliated companies	7,755	0.0	17,893	0.0	23,623	0.1

Net income	3,307,762	15.9	6,969,007	26.2	9,250,032	20.6

	Yen		Yen		Yen
Per share data:
Net income
-Basic	25.04		52.41		70.11
-Diluted	—		51.47		69.95

(3) CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Thousands of yen)

Account	For the six months ended June 30, 2003	For the six months ended June 30, 2004	For the year ended December 31, 2003
Net income	3,307,762	6,969,007	9,250,032

Other comprehensive income (loss), before tax:
Unrealized gains (losses) on debt and equity securities:
Unrealized holding gains (losses) arising during period	160,406	(198,675)	135,323
Less reclassification adjustment for gains or losses included in net income	101,133	(67,303)	132,701

	261,539	(265,978)	268,024

Foreign currency translation adjustments	246,697	(64,545)	(786,025)

Total	508,236	(330,523)	(518,001)

Income tax expense related to unrealized gains (losses) on debt and equity securities	(111,499)	103,181	(113,182)

Other comprehensive income (loss), net of tax	396,737	(227,342)	(631,183)

Comprehensive income	3,704,499	6,741,665	8,618,849

(4) CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(Thousands of yen)

Account	For the six months ended June 30, 2003	For the six months ended June 30, 2004	For the year ended December 31, 2003
<Common stock>
Balance at beginning of period	7,257,060	7,396,194	7,257,060
Exercise of stock purchase warrants and stock acquisition rights	—	1,748,789	139,134

Balance at end of period	7,257,060	9,144,983	7,396,194

<Additional paid-in capital>
Balance at beginning of period	13,021,554	13,165,881	13,021,554
Tax benefit from exercise of non-qualified stock warrants	143,115	115,383	233,277
Tax recognition derived from elimination of reversed warrant related with stock option plan	(228,085)	(249,978)	(228,085)
Loss on sales of treasury stock, net of tax	—	(22,941)	—
Exercise of stock purchase warrants and stock acquisition rights	—	1,748,652	139,135

Balance at end of period	12,936,584	14,756,997	13,165,881

<Retained earnings>
Balance at beginning of period	18,986,701	28,236,466	18,986,701
Net income	3,307,762	6,969,007	9,250,032
Stock issue costs, net of tax	—	(3,735)	(267)
Cash dividends	—	(1,829,260)	—
Loss on sales of treasury stock, net of tax	—	(16,809)	—

Balance at end of period	22,294,463	33,355,669	28,236,466

<Net realized gain (loss) on debt and equity securities>
Balance at beginning of period	(83,877)	70,965	(83,877)
Net change during the period	150,040	(162,797)	154,842

Balance at end of period	66,163	(91,832)	70,965

<Cumulative translation adjustments>
Balance at beginning of period	285,079	(500,946)	285,079
Aggregate translation adjustments for the period	246,697	(64,545)	(786,025)

Balance at end of period	531,776	(565,491)	(500,946)

<Treasury stock, at cost>
Balance at beginning of period	(2,322,287)	(4,416,763)	(2,322,287)
Purchase of treasury stock	(1,127,586)	(2,616,694)	(2,094,476)
Sales of treasury stock	—	298,747	—

Balance at end of period	(3,449,873)	(6,734,710)	(4,416,763)

Total shareholders’ equity	39,636,173	49,865,616	43,951,797

(5) CONSOLIDATED STATEMENTS OF CASH FLOWS

(Thousands of yen)

Account	For the six months ended June 30, 2003	For the six months ended June 30, 2004	For the year ended December 31, 2003
Cash flows from operating activities:
Net income	3,307,762	6,969,007	9,250,032
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	1,106,517	785,396	2,266,356
Pension and severance costs, less payments	80,842	99,262	140,661
Deferred income taxes	(568,140)	(922,416)	(1,334,998)
(Gain) loss on sales of marketable securities	—	(82,857)	65,259
Impairment of securities investments	7,360	—	7,360
Equity in gain of affiliated companies	(7,755)	(17,893)	(23,623)
Changes in assets and liabilities:
Increase in deferred revenue	2,033,045	3,201,387	5,036,872
(Increase) decrease in accounts receivable, net of allowances	2,488,094	(719,133)	(446,201)
(Increase) decrease in inventories	219,748	(112,030)	278,751
Increase (decrease) in notes and accounts payable, Trade	(32,030)	896,839	(52,021)
Increase (decrease) in accrued income and other taxes	(856,478)	358,248	193,227
(Increase) decrease in other current assets	(67,865)	16,948	(67,898)
Increase (decrease) in accounts payable, other	(98,894)	279,029	(11,962)
Increase in other current liabilities	52,313	908,479	602,296
(Increase) decrease in other assets	(280,659)	390,684	(324,879)
Other	111,933	117,191	87,072

Net cash provided by operating activities	7,495,793	12,168,141	15,666,304

Cash flows from investing activities:
Payments for purchases of property and equipment	(483,462)	(226,434)	(715,901)
Software development cost	(356,809)	(402,096)	(788,760)
Payments for purchases of other intangibles	(111,050)	(200,253)	(270,570)
Proceeds from sales of marketable securities	1,700,000	954,474	2,945,331
Payments for purchases of marketable securities and security investments	(7,862,856)	(11,062,351)	(10,248,908)
Payments for time deposits	(173)	(20,068)	(374,601)

Net cash used in investing activities	(7,114,350)	(10,956,728)	(9,453,409)

Cash flows from financing activities:
Issuance of common stock pursuant to exercise of stock purchase warrants and stock acquisition rights	—	3,493,706	278,002
Redemption of bonds	(5,000,000)	(6,500,000)	(5,000,000)
Purchase of treasury stock (net of proceeds)	(1,127,586)	(2,357,697)	(2,094,476)
Tax benefit from exercise of non-qualified stock warrants	143,115	115,383	233,277
Tax recognition derived from elimination of reversed warrant related with stock option plan	(228,085)	(249,978)	(228,085)
Dividend paid	—	(1,814,984)	—

Net cash used by financing activities	(6,212,556)	(7,313,570)	(6,811,282)

Effect of exchange rate changes on cash and cash equivalents	656,248	(154,594)	(512,494)

Net decrease in cash and cash equivalents	(5,174,865)	(6,256,751)	(1,110,881)
Cash and cash equivalents at beginning of period	47,829,821	46,718,940	47,829,821

Cash and cash equivalents at end of period	42,654,956	40,462,189	46,718,940

Supplementary information of cash flow:
Payment for interest expense	117,289	19,424	151,623
Payment for income taxes	3,935,610	5,754,866	7,102,721

NOTES TO INTERIM CONSOLIDATED FINANCIAL INFORMATION

1. Accounting Principles, Accounting Procedures and Methods for Presenting Interim Consolidated Financial Statements

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), including Accounting Principles Board Opinion (“APB”), Statement of Financial Accounting Standards (“FAS”), Emerging Issues Task Force Consensus (“EITF”) and the American Institute of Certified Public Accountants Statement of Position (“SOP”). The Company listed on the NASDAQ in July 1999, and prepares its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the U.S. Securities and Exchange Commission. The Company maintains their books and records in conformity with accounting principles and practices generally accepted in Japan (“Japan GAAP”), and its foreign subsidiaries in conformity with those in the respective countries of their domicile. The consolidated financial statements presented herein have been prepared in a manner and reflect certain adjustments that are necessary to conform them with U.S. GAAP.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The significant differences between accounting principles, accounting procedures and methods of presentation which are adopted by the Company and its subsidiaries (U.S. GAAP) and those in Japan (Japan GAAP) are as follows. However, the effect on income before income tax caused by the GAAP differences indicated below, are immaterial.

(1) Pension Accounting

The Company and subsidiaries account for the retirement benefit plan in accordance with FAS No. 87 “Employers’ Accounting for Pensions”. The transitional difference, when FAS No. 87 is first applied, shall be amortized on a straight-line basis over the average remaining service period. However, in our non-consolidated financial statements, the transitional difference was all charged to income in the first year of application of local pension accounting, in accordance with Japan GAAP.

(2) Disclosure of the loss on disposal of fixed assets

Under Japan GAAP, the loss on disposal of fixed assets is disclosed in “unusual profit and loss”. We have disclosed this amount in “Other incomes (expenses)” in our consolidated statement of income.

(3) Common stock issue costs

Common stock issue costs are directly charged to retained earnings, net of tax, in the accompanying consolidated financial statements. Under Japan GAAP, these costs are charged to income as incurred.

2. Summary of significant accounting policies

Significant accounting policies:

Basis of consolidation

The consolidated financial statements include the accounts of the parent company and those of its majority-owned subsidiaries. All intercompany transactions and accounts are eliminated on consolidation.

Investments in affiliated companies (20 to 50 percent-owned companies) in which the ability to exercise significant influence exists are stated at cost plus the equity in undistributed earnings (losses). Net consolidated income includes the company’s equity in the current net earnings (losses) of such companies, after elimination of unrealized intercompany profit.

Consolidated subsidiaries:

All subsidiaries which are composed of the following 18 companies are consolidated:

Trend Micro Incorporated (Taiwan)

Trend Micro Inc. (USA)

Trend Micro Korea Inc.

Trend Micro Italy S.r.l.

Trend Micro Deutschland Gmbh (Germany)

Trend Micro Australia Pty.Ltd

Trend Micro do Brasil Ltda. (Brazil)

Trend Micro France

Trend Micro Hong Kong Limited (China)

Trend Micro Incorporated Sdn.Bhd. (Malaysia)

Trend Micro (UK) Limited

Trend Micro Latinoamerica S.A.de C.V. (Mexico)

Trend Micro (NZ) Limited (NewZealand)

ipTrend Incorporated (Taiwan)

Trend Micro (China) Incorporated

Trend Micro (EMEA) Limited (Ireland)

Servicentro TMLA,S.A.de C.V. (Mexico)

Trend Micro (Singapore) Private Limited

Trend Micro Incorporated Sdn.Bhd. (Malaysia) was liquided for the first six month ended June 30, 2004 and ipTrend Incorporated (Taiwan) are in the process of liquidation.

Affiliated companies:

Equity method is applied to investments in affiliated companies, which are composed of the following 2 companies.

Soft Trend Capital Corporation (Japan)

Net STAR, Inc. (Japan)

Translation of foreign currencies

All asset and liability accounts of foreign subsidiaries are translated into Japanese yen at year-end rates of exchange and all income and expense accounts are translated at rates of exchange that approximate to those prevailing at the time of the transactions. The resulting translation adjustments are included in accumulated other comprehensive income (loss).

Foreign currency denominated receivables and payables are translated into Japanese yen at year-end rates of exchange and the resulting translation gains or losses are taken into current income.

Revenue recognition

The Company’s revenue is derived primarily from product revenue, which includes software product license and post- contract customer support services. Other revenue is composed of hardware revenue, royalty revenue and supplementary service revenue. Royalty revenue is comprised of fees from ‘Application service providers’ and ‘Internet service providers’ and supplementary services are comprised of fees from services based on ‘Premium support program’ and ‘Service level agreement’. Product revenue includes the type of limited sales of our products to other companies for inclusion in their products.

The Company licenses its software products under perpetual licenses. The Company sells its products and services via its direct sales force and through domestic and foreign intermediaries.

The Company applies the provisions of SOP 97-2, “Software Revenue Recognition”, as amended by SOP 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions” to all transactions involving the sale of software products and hardware transactions where software is not incidental. For hardware transactions where software is not incidental, the Company does not bifurcate the fee and apply separate accounting guidance to the hardware and software elements.

Revenue from the Company’s software product license and hardware where software is not incidental is recognized when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed and determinable, and collection of the resulting receivable, net of allowances for doubtful accounts and sales returns, is reasonably assured. Post-contract customer support services revenue which includes virus pattern updates, unspecified product version updates, telephone and online technical support and free use of our 24-hour service centers and supplementary services revenue are deferred and recognized ratably over the service period. The Company allocates revenue to post-contract customer support services based on the fair value of the post-contract customer support services, which are determined based on separate sales of renewals to customers. Royalty revenue is recognized as earned unless collection of the related receivables is not assured in which case, it is recognized upon receipt of cash.

For all sales, the Company uses either a binding purchase order or signed license agreement as evidence of an arrangement. Sales through our intermediaries are evidenced by a master agreement governing the relationship together with binding purchase orders on a transaction-by-transaction basis.

At the time of the transaction, the Company assesses whether the fee associated with our revenue transactions is fixed and determinable and whether or not collection is reasonably assured. The Company assesses whether the fee is fixed and determinable based on the payment terms associated with the transaction. If a significant portion of a fee is due after our normal payment terms, which are 30 to 90 days from the invoice date, the Company accounts for the fee as not being fixed and determinable. In these cases, the Company recognizes revenue as the fees become due. The Company assesses collection based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. The Company does not request collateral from our customers. If the Company determines that collection of a fee is not reasonably assured, the Company defers the fee and recognizes revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash.

The Company recognizes revenue from sales to intermediaries when products have been delivered to the intermediary. The Company primarily sells retail packages through intermediaries. After sale of a retail package, the Company may approve certain returns from intermediaries or end-users; therefore, the Company makes an estimate of returns from intermediaries or end-users based on its historical experience. The provision for estimated returns is recorded as a reduction to revenue at the time of the sale.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash on deposit with banks and all highly liquid investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Marketable securities

Marketable securities consist of debt and equity securities. Debt and equity securities designated as available-for-sale are carried at fair value with unrealized gains or losses included in accumulated other comprehensive income (loss), net of applicable taxes. Debt securities designated as held-to-maturity are carried at amortized cost. Individual securities classified as either available-for-sale or held-to-maturity are reduced to net realizable value for other than temporary declines in market value. Realized gains and losses, which are determined on the average cost method, are reflected in income.

Inventories

Finished products and raw materials are valued at the lower of weighted average cost or net realizable value. Work in process is stated at accumulated production costs.

Property and equipment

Property and equipment are stated at cost. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation of property and equipment is computed on the declining-balance method for the parent company and on the straight-line method for foreign subsidiaries at rates based on estimated useful lives of the assets according to general class, type of construction and use. Estimated useful lives range from 3 to 5 years for office furniture and equipment, and from 4 to 24 for other properties.

Intangible assets

Intangible assets, which mainly consist of software development costs and purchased software, are amortized on a straight-line basis over the estimated economic lives of the products, generally over twelve-month period for software development costs and a five-year period for purchased software and other intangibles.

Impairment of long-lived assets

The Company evaluates long-lived assets and definite lived intangible assets to be held and used whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Determination of recoverability is based on the sum of expected future cash flows (undiscounted and without interest charges) from the use and eventual disposition of the asset. If the fair value is less than the carrying amount of the asset, an impairment loss is recognized, based on the fair value of the asset.

Research and development costs and software development costs

All costs relating to research and development, to establish the technological feasibility of software products, are expensed as incurred. Under the Company’s software development process, technological feasibility is established on completing all substantial testing for the original English language version of the software. Local language versions of software, such as Japanese or Chinese, are produced from the English language version, by adding Japanese language or Chinese language related functions. Production costs for such local language versions of software product masters, incurred subsequent to the availability of original English language version software, are capitalized. Production costs of the local language software product masters, which include direct labor and overhead costs, are amortized to cost of sales using the straight-line method over the current estimated economic lives of the products, generally up to twelve months.

Management considers the Company’s capitalized software development costs to be fully recoverable from future product sales. Management estimates are based upon supporting facts and circumstances, and may be significantly impacted based upon subsequent changes in business conditions.

Advertising costs

Advertising costs are expensed as incurred.

Stock-based compensation

The Company accounts for its stock-based incentive awards in accordance with the intrinsic value method as per APB No. 25, “Accounting for Stock Issued to Employees”. The Company complies with the disclosure provisions of FAS No. 123, “Accounting for Stock-Based Compensation”, as amended by FAS No. 148.

Income taxes

The current provision for income taxes is computed based on the pretax income included in the consolidated statement of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred assets (including deferred tax assets and liabilities on net unrealized gain or loss on debt and equity securities) of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Net income per share

Basic net income per share is computed based on the average number of shares of common stock outstanding for the period. Diluted net income per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock. Net income per share is appropriately adjusted for any stock splits or free distributions of common stock.

Free distribution of common stock

On occasion, the Company made a free distribution of common stock to its shareholders which was accounted for either by a transfer of the applicable par value from additional paid-in capital to the common stock account or with no entry if free shares were distributed from the portion of previously issued shares accounted for as excess of par value in the common stock account in accordance with the Japanese Commercial Code. However, as a result of the amendments to the Japanese Commercial Code in 2001 where the concept of par-value of shares was eliminated effective from October 1, 2001, a free distribution of common stock to its shareholders is accounted for with no accounting entry. Under the Japanese Commercial Code, a stock dividend which is paid out of profits can be effected by an appropriation of retained earnings to the common stock account by resolution of the general shareholders’ meeting, followed by a free distribution with respect to the amount as appropriated by resolution of the Board of Directors.

Common stock issue costs

Common stock issue costs are directly charged to retained earnings, net of tax, in the accompanying consolidated financial statements as the Japanese Commercial Code prohibits charging such stock issue costs to capital accounts, which is the prevailing practice in the United States of America.

Comprehensive income

Other comprehensive income refers to revenues, expenses, gains and losses that under U.S. GAAP are included in comprehensive income but are excluded from net income as these amounts are recorded directly as adjustments to shareholders’ equity. The Company’s other comprehensive income primarily comprises unrealized gains or losses on debt and equity securities and foreign currency translation adjustments.

Market and credit risks

The anti-virus software market is characterized by rapid technological change and evolving industry standards in computer hardware and software technology. In addition, the markets for the Company’s products are highly competitive and rapidly changing. The Company could incur substantial operating losses if it is unable to offer products, which address technological and market place change in the anti-virus software industry.

Other financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, marketable securities and accounts receivable. The Company invests primarily in time deposits, money market funds and marketable securities and places its investments with high quality financial institutions. The Company performs ongoing credit evaluations of its customers’ financial condition and maintains an allowance for uncollectible accounts receivable, if any, based upon the expected collectibility of accounts receivable.

3. Reconciliation of the difference between basic and diluted net income per share (“EPS”)

Reconciliation of the differences between basic and diluted EPS for the six month ended June 30, 2003 and 2004 and for the year ended December 31, 2003, is as follows:

	For the six month ended June 30, 2003		For the six month ended June 30, 2004		For the year ended December 31, 2003
	Thousands of Yen
Net income available to common stock holders	(Yen)	3,307,762	(Yen)	6,969,007	(Yen)	9,250,032

	Shares
Weighted-Average shares		132,098		132,974		131,940

Effect of dilutive securities:

Stock options		—		2,419		295

Weighted-Average shares for diluted EPS computation		132,098		135,393		132,235

	Yen
Basic EPS:		25.04		52.41	(Yen)	70.11

Diluted EPS:		—		51.47		69.95

4. Cash and cash equivalents

Cash and cash equivalents as of June 30, 2003 and 2004 and December 31, 2003 were as follows:

(Thousands of yen)

	June 30, 2003	June 30, 2004	December 31, 2003
Cash	40,192,122	37,679,103	44,032,813

Time deposits with original maturities of three months or less	2,462,834	2,783,086	2,686,127

	42,654,956	40,462,189	46,718,940

5. Time deposits

The U.S. subsidiary had (Yen)65,895 thousand, (Yen)60,221 thousand and (Yen)59,354 thousand of restricted cash set aside in accordance with the terms of building lease agreement as at June 30, 2003 and 2004 and December 31, 2003, respectively. The restricted cash is included in time deposits.

6. Marketable securities and securities investments

Marketable securities include mutual funds and debt and equity securities for which the aggregate fair value, gross unrealized gains and losses and cost pertaining to “available-for-sale” investments as of June 30, 2003 and 2004 and December 31, 2003, were as follows:

Available for sale:										(Thousands of yen)
	June 30, 2003				June 30, 2004				December 31, 2003
	Cost	Gains	Losses	Fair value	Cost	Gains	Losses	Fair value	Cost	Gains	Losses	Fair value
Mutual funds	2,887,161	139,702	—	3,026,863	6,403,293	8,243	—	6,411,536	3,606,521	89,943	—	3,696,464
Equity securities	—	—	—	—	—	—	—	—	—	—	—	—
Debt securities	6,108,529	219,689	156,785	6,171,433	13,737,424	82,346	151,985	13,667,785	6,484,630	196,533	124,598	6,556,565
Total	8,995,690	359,391	156,785	9,198,296	20,140,717	90,589	151,985	20,079,321	10,091,151	286,476	124,598	10,253,029

The net unrealized gain on “available-for-sale” securities included in the separate component of shareholders’ equity, net of applicable taxes, increased by (Yen)150,040 thousand, decreased by (Yen)162,797 thousand, and increased by (Yen)154,842 thousand, for the six month ended June 30,2003 and 2004 and for the year ended December 31, 2003, respectively.

Proceeds from sales of “available-for-sale” securities for the six month ended June 30,2003 and 2004 and for the year ended December 31,2003 were (Yen)1,700,000 thousand, (Yen)954,474 thousand and (Yen)2,945,331 thousand, respectively. Realized gains (losses) on sales of “available-for-sale” securities for the six month ended June 30, 2004 and for the year ended December 31, 2003 were (Yen)82,857 thousand and (Yen)(65,259) thousand, respectively.

7. Research and development and maintenance costs, and software development costs

Research and development and maintenance costs in operating expenses are comprised of research and development costs and maintenance costs.

Research and development costs incurred up to the point where all substantial testing for the original English version product is complete, are charged to income. Such research and development costs charged to income were (Yen)839,277 thousand,

(Yen)1,227,714 thousand and (Yen)1,725,400 thousand for the six month ended June 30, 2003 and 2004 and for the year ended December 31, 2003, respectively.

Maintenance costs are fees, which relate to product version updates to enable product to cope with newly prevailing computer viruses and bug fixing. The maintenance costs were (Yen)1,089,942 thousand, (Yen)1,051,260 thousand and (Yen)2,193,624 thousand for the six month ended June 30, 2003 and 2004 and for the years ended December 31, 2003, respectively.

Software development costs relating to the local language related functions (representing software development costs as shown in consolidated balance sheets) after netting the related accumulated amortization, are capitalized and amortized to cost of sales as follows:

	Thousands of yen
	For the six month ended June 30, 2003	For the six month ended June 30, 2004	For the year ended December 31, 2003
Software development costs:

Balance at beginning of year	(Yen)936,058	(Yen)505,616	(Yen)936,058

Additions, at cost	356,809	402,096	788,760

Amortization for the period	(584,659)	(376,871)	(1,219,202)

Balance at end of period	(Yen)708,208	(Yen)530,841	(Yen)505,616

8. Short-term borrowings and long-term debt

At June 30, 2004, the Company had unused lines of credit amounting to (Yen)700,000 thousand relating to bank overdraft and other short-term loan agreements. Under these overdraft agreements, the Company is authorized to obtain short-term financing at prevailing interest rates for periods not in excess of one year.

Long-term debt comprises the following:

	Thousands of yen
	June 30, 2003	June 30, 2004	December 31, 2003
Unsecured 1.75% bonds, due 2004 with detachable warrants	5,000,000	—	5,000,000
Unsecured 1.5% bonds, due 2004 with detachable warrants	1,500,000	—	1,500,000
Unsecured 1.75% bonds, due 2004 with detachable warrants	6,000,000	6,000,000	6,000,000
Unsecured 1.9% bonds, due 2006 with detachable warrants	4,000,000	4,000,000	4,000,000

	16,500,000	10,000,000	16,500,000
Less – treasury bonds:
Unsecured 1.75% bonds, due 2004 with detachable warrants	(6,000,000)	(6,000,000)	(6,000,000)
Unsecured 1.9% bonds, due 2006 with detachable warrants	(4,000,000)	(4,000,000)	(4,000,000)

	6,500,000	—	6,500,000
Less – portion due within one year	(6,500,000)	—	(6,500,000)

	—	—	—

Based on the Company’s incentive plans, the parent company issued unsecured bonds with detachable warrants and bought all of the warrants at the same time for the purpose of distributing such instruments to the directors and certain employees of the parent company and its subsidiaries as a part of their remuneration.

The Japanese Commercial Code restricts redemptions and extinguishments of these bonds in case the amount of each outstanding bond is less than the aggregate amount of exercise price of each outstanding warrant. Therefore, in order to reduce interest costs, the parent company repurchased a part of the bonds through market with an intention to hold the treasury bonds until they can be extinguished legally. However, as the repurchase transaction is deemed as redemption of the bonds in substance, the treasury bonds are offset with the bonds on the face of consolidated balance sheets. There was no repurchase transaction for the first six month ended June 30, 2003 and 2004 and for the year ended December 31, 2003.

9. Stock Option

Based on the Company’s 2001 and 2002 incentive plans, the Company issued the following bonds with detachable warrants to the public.

1.	Board meeting approval	February 15, 2001 February 23, 2001	May 8, 2001 May 16, 2001	October 25, 2001 November 1, 2001	March 26, 2002 April 2,2002

2.	Date of bond issuance	March 19, 2001	June 4, 2001	November 19, 2001	April 18, 2002

3.	Maturity date	March 19, 2004	June 4, 2004	November 19, 2004	April 18, 2006

4.	Amount of each bond (Thousands of yen)	(Yen)5,000,000	(Yen)1,500,000	(Yen)6,000,000	(Yen)4,000,000

5.	Issued to	Public	Public	Public	Public

6.	Date on which the bonds were fully redeemed	March 19, 2004	June 4, 2004	—	—

7.	Exercise price per each warrant	(Yen)5,675	(Yen)5,760	(Yen)2,590	(Yen)3,450

8.	Warrant exercise period	April 12, 2001 to March 12, 2004	May 17, 2002 to May 28, 2004	November 2, 2002 to November 12, 2004	April 3, 2003 to April 11, 2006

9.	Number of shares represented by warrants	881,057	260,416	2,316,602	1,159,420

10.	Outstanding as of December 31, 2003	873,128	256,076	2,264,864	1,158,840

11.	Outstanding as of June 30, 2004	—	—	1,478,764	1,011,884

Upon issuance of each bond, the Company bought all of the warrants and distributed such instruments to the directors and certain employees of the Company and its subsidiaries as a part of their remuneration.

These transactions were accounted for as issuance of debt to the public, as an issuance of warrants to the directors and certain employees of the Company and its subsidiaries. The issuance of warrants to the directors and employees was accounted for under APB 25.

Warrant activity was as follows:

Thousands of shares represented by warrants
Outstanding at December 31, 2003	4,553

Granted	—

Exercised	933

Redeemed	1,129

Cancelled	—

Outstanding at June 30, 2004	2,491

Exercisable Stock warrants at June 30, 2004	2,119

The grants of March 19, 2001, June 4, 2001, November 19, 2001 and April 18, 2002 did not result in deferred compensation.

Based on the resolution at the shareholders’ meeting on March 27, 2001, the Company introduced an incentive stock option plan as subscription right method, which qualified under Article 280-19 of the unrevised Japanese Commercial Code. In accordance with the terms of this plan, the Company granted options to purchase up to 724,500 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on May 16, 2001. The options granted are exercisable from April 1, 2002 through March 31, 2009. Option activity under this plan was as follows:

Thousands of shares represented by options
Outstanding at December 31, 2003	707

Granted	—

Exercised	—

Redeemed	—

Cancelled	—

Outstanding at June 30, 2004	707

Exercisable subscription rights at June 30, 2004	125

The grants of options to the directors and employees were accounted for under APB No.25. The exercise price per share for the options granted of (Yen)5,760 was determined as equivalent to the fair market value of the Company’s share at the time of the grants. Consequently, the grant of the options did not result in deferred compensation.

Based on the resolution of the extraordinary general shareholders’ meeting of the Company on September 12, 2002, Trend Micro adopted at the meeting of the board of directors on February 4, 2003 the following resolutions regarding Stock acquisition rights to be issued to the directors and employees of the Company and its subsidiaries in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 1,999,500 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on February 12,2003. The options granted are exercisable from November 1, 2003 through October31, 2007.

Based on the resolution of the fourteenth ordinary general shareholders’ meeting of the Company on March 26, 2003, Trend Micro adopted at the meeting of the board of directors on May 20, 2003 the following resolutions regarding Stock acquisition rights to be issued to the directors and employees of the Company and its subsidiaries in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 2,500,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on May 28,2003. The options granted are exercisable from May 28, 2004 through May 27, 2008.

Based on the resolution of the fourteenth ordinary general shareholders’ meeting of the Company on March 26, 2003, Trend Micro adopted at the meeting of the board of directors on November 6, 2003 the following resolutions regarding Stock acquisition rights to be issued to the directors and employees of the Company and its subsidiaries in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 1,500,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on November 14, 2003. The options granted are exercisable from November 14, 2004 through November 13, 2008.

Based on the resolution of the fifteenth ordinary general shareholders’ meeting of the Company on March 25, 2004, Trend Micro adopted at the meeting of the board of directors on April 20, 2004 the following resolutions regarding Stock acquisition rights to be issued to the directors and employees of the Company and its subsidiaries in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 3,000,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on April 28, 2004. The options granted are exercisable from April 28, 2005 through April 27, 2009.

Option activity under this plan was as follows:

Thousands of shares represented by options
Outstanding at December 31, 2003	5,933

Granted	3,000

Exercised	567

Redeemed	—

Cancelled	506

Outstanding at June 30, 2004	7,860

Exercisable Stock acquisition rights at June 30, 2004	1,031

The grants of Stock acquisition rights to the directors and employees were accounted for under APB No.25. The exercise price per share for the rights granted of (Yen)2,230 issued on February 12, 2003 , (Yen)1,955 issued on May 28, 2003, (Yen)2,695 issued on November 14, 2003 and (Yen)4,310 issued on April 28,2004 was determined as equivalent to the fair market value of the Company’s share at the time of the grants. Consequently, the grant of the Stock acquisition rights did not result in deferred compensation.

Certain pro forma disclosures

In October 1995,FAS 123 established a fair value based method of accounting for employee stock based compensation. Had compensation cost for the stock options with warrants, the stock options under the U.S. program, which was expired in July 2003, the stock options with subscription right which qualified under Article 280-19 of the unrevised Japanese Commercial Code, and the stock options with Stock acquisition rights been determined based on the fair value at the grant dates, as prescribed by FAS 123, the Company’s pro forma net income and net income per share would have been as follows:

	Thousands of Yen, except per share data
	For the six months ended June 30, 2003	For the six months ended June 30, 2004	For the year ended December 31, 2003
Net income:

As reported	3,307,762	6,969,007	9,250,032

Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(597,527)	(1,058,726)	(1,351,384)

Pro forma net income	2,710,235	5,910,281	7,898,648

Net income per share:

As reported—

Basic	(Yen)25.04	(Yen)52.41	(Yen)70.11

Diluted	—	51.47	69.95

Pro forma net income—

Basic	(Yen)20.52	(Yen)44.45	(Yen)59.87

Diluted	—	43.65	59.73

The fair values of the stock options with warrants, the stock options with subscription right which qualified under Article 280-19 of the unrevised Japanese Commercial Code, and the stock options with Stock acquisition rights were estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants during the first six months ended June 30, 2004 and the year ended December 31, 2003; expected life of 5.00 years, volatility of 59.570 % and dividend yield of 0.39 % for first half of 2004 ; expected life of 4.7-5.0 years, volatility of 44.870-60.240 % and dividend yield of 0.48-0.66% for 2003; and risk-freeinterest rates of 0.674 % for options granted during the first half of 2004, and risk-free interest rates of ranging from 0.160 % to 0.612 % for options granted during the year ended December 31, 2003. The weighted average fair value per share of options granted above during first half of 2004 and fiscal 2003 were (Yen)2,235 and (Yen)777 to 1,313, respectively.

10.	Employee benefit plans

Pension and severance plans

The parent company has an unfunded retirement allowance plan (“Plan”) covering substantially all of its employees who meet eligibility requirements under the Plan. Under the Plan, employees whose service with the company is terminated are, under most circumstances, entitled to lump-sum severance indemnities, determined by reference to current basic rate of pay, length of service and conditions under which the termination occurs.

Additionally, the parent company has been a member of Tokyo Small Computer Software Industry Welfare pension plan, which is categorized as multi-employer pension plan. Total pension expense for multi-employer pension plan were (Yen)39,388 thousand, (Yen)40,401 thousand and (Yen)84,824 thousand for the six month ended June 30,2003 and 2004 and for the year ended December 31, 2003, respectively.

Effective from March 1, 1998, the Taiwan subsidiary introduced a defined benefit pension plan, which covers substantially all of its employees. Under the plan, only employees who are 55 years or older with services for more than 15 years or who are with services for more than 25 years at the retirement date are entitled to receive benefits. Benefits awarded under the plan are based primarily on current rate of pay and length of service.

Effective from July 1, 1998, the parent company’s U.S. subsidiary has a 401(k) retirement plan, which covers substantially all of its employees. Under the plan, employees contribute a certain percentage of their pre-tax salary up to the maximum dollar limitation prescribed by the United States Internal Revenue Code.

Certain other subsidiaries have defined benefit pension plans or retirement plans, which cover substantially all of their employees, under which the cost of benefits is currently funded or accrued. Benefits awarded under these plans are based primarily on current rate of pay and length of service.

Information about net periodic benefit cost regarding the Japanese defined benefit pension plans of the Company based on unfunded plan is shown below:

	June 30,				December 31,
	2003		2004		2003
	Thousands of yen				Thousands of yen
Components of net periodic benefit cost:

Service cost	(Yen)	65,586	(Yen)	71,856	(Yen)	131,173

Interest cost		2,499		3,191		4,997

Amortization of unrecognized transition obligation		556		156		1,112

Recognized actuarial loss		1,162		—		2,323

Net periodic pension cost	(Yen)	69,803	(Yen)	75,203	(Yen)	139,605

Information about net periodic benefit cost regarding the defined benefit pension plans for consolidated foreign subsidiaries is shown below:

	June 30,				December 31,
	2003		2004		2003
	Thousands of yen				Thousands of yen
Components of net periodic benefit cost:

Service cost	(Yen)	25,989	(Yen)	31,809	(Yen)51,978

Interest cost		4,477		4,629	8,954

Expected return on plan assets		(1,725)		(1,814)	(3,450)

Amortization of unrecognized transition obligation

Amortization of prior service cost		536		1,227	1,072

Recognized actuarial loss		1,212		504	2,425

Net periodic pension cost	(Yen)	30,489	(Yen)	36,355	(Yen)60,979

Employer Contributions in foreign subsidiaries

For the six month ended June 30, 2004, foreign subsidiaries had made (Yen)11,726 thousand contributions to their pension plans. The foreign subsidiaries anticipate contributing an additional (Yen)13,306 thousand to fund the foreign subsidiaries’ pension plans in 2004 for a total of (Yen)25,032thousand.

11. Financial instruments

(1) Derivative instruments

The Company has a policy not to utilize any derivative financial instruments with off-balance sheet risk. In accordance with the policy, the parent company and its subsidiaries did not employ any derivative financial instruments.

However, ipTrend, which was acquired in 2000, had entered into an interest rate swap arrangement and a cap arrangement to manage its exposure to interest rate movements by effectively converting a portion of its debt from fixed to variable rates. Subsequent to the acquisition in 2000, ipTrend repaid the underlying hedged debt without settling the interest rate swap and cap arrangements. In 2001, the parent company assumed an interest rate swap and cap arrangements upon the liquidation of ipTrend in December 2001. Those arrangements, which did not qualify for hedge accounting, were marked to market with changes in value recognized in other income or expense.

At June 30, 2004, the notional principal amount of the interest rate swap arrangement was (Yen)200,000 thousand, and the carrying amount of the arrangement and the related fair value were credit balance of (Yen)3,099 thousand. The fair value of the interest rate swap arrangement is estimated based on the discounted amounts of future net cash flows. The interest rate cap arrangement expired at May 2004 and the swap arrangement will expire at January 2005.

(2) Fair value of financial instruments

Other than debt and equity securities, the fair value of which are disclosed in “Marketable securities and securities investments”, the Company’s involvement in financial assets and liabilities with market risk is limited to cash and cash equivalents, time deposits, notes and accounts receivable, trade, notes and accounts payable, trade, and long-term debt. The estimated fair value of cash and cash equivalents, time deposits, notes and accounts receivable, trade, and notes and accounts payable, trade are carried at amounts, which approximate fair value. At June 30, 2003, the carrying amount and the estimated fair value of long-term debt including the current portion are (Yen)6,500,000 thousand and (Yen)6,506,430 thousand, respectivelyAt December 31,2003, the carrying amount and the estimated fair value of the current portion of the long-term debt are (Yen)6,500,000 thousand and (Yen)6,501,522 thousand, respectively. At June 30,2004, there was substantially no long-term debt including the current portion. The fair value of the long-term debt, including the current portion, is estimated based on the discounted amounts of future cash flows using the Company’s current incremental debt rates for similar liabilities.

12. Commitments and contingent liabilities

The Company provides a service based on ‘Service level agreement’ (“the Agreement”) where the Company guarantees a certain level of services rendered to customers. The Company is required to pay penalties up to the limited amounts defined in the Agreement if the Company cannot perform the services as specified in the Agreement. The Company has established (Yen)25,572 thousand, (Yen)1,980 thousand and (Yen)47,419 thousand of reserves for specific liabilities, as of June 30,2003 and 2004 and as of December 31, 2003, respectively, in connection with the Agreement that we currently deem to be probable and estimable. As of June 30,2004, the Company had notes receivable balances amounting to (Yen)107,750 thousand which were discounted. The company recorded notes receivable, net of those, which were discounted, on balance sheets.

13. Segment Information

The Company has been specializing in the ‘Security software business’.

The Company previously had not disclosed Operating Segment information as required by FAS 131 “Disclosures about Segments of an Enterprise and Related Information”. Effective from FY2003, the Company has implemented a new internal reporting system. The information now provided to the chief operating decision maker for assessing the Company’s performance includes 5 regional segments and a corporate segment. The five operating segments by region are Japan, North America, Europe, Asia Pacific and Latin America. The other operating segment is Corporate, which is comprised of Research and development, Marketing, Customer support and Administrative departments that operate and bring benefits to the Company worldwide.

Below is summarized information of our operating segments’ sales and operating income (loss). These figures comply with the accounting policies disclosed in the Notes to these consolidated financial statements. FY2003 was the initial year of the revised segment disclosure and the figures for the six months ended June 30, 2003 have been prepared on a consistent basis.

	For the six months ended June 30, 2003	For the six months ended June 30, 2004	For the year ended December 31, 2003
	Thousands of yen
Net sales to external customers:
Japan	9,530,315	12,066,931	20,052,478

North America	4,461,668	5,341,630	9,633,103
Europe	5,474,014	7,374,532	12,138,158
Asia Pacific	2,169,675	2,821,212	4,809,092
Latin America	673,970	859,852	1,455,516
Corporate	—	—	—

Consolidated Total	22,309,642	28,464,157	48,088,347

Operating income (loss)
Japan	5,919,322	7,798,353	12,740,687

North America	2,708,561	3,146,516	6,067,435
Europe	2,330,921	4,157,410	5,606,304
Asia Pacific	247,390	605,816	857,604
Latin America	284,347	385,447	728,786
Corporate	(5,668,674)	(4,691,252)	(10,847,320)

Consolidated Total	5,821,867	11,402,290	15,153,496

Significant customer

( Thousands of yen )

Customer	For the six month ended June 30, 2003		For the six month ended June 30, 2004		For the year ended December 31, 2003
	Net Sales	Ratio	Net Sales	Ratio	Net Sales	Ratio
SOFTBANK BB	4,196,074	18.8%	4,906,210	17.2%	9,204,071	19.1%

14. Deferred Revenue by Region

( Thousands of yen )

	As of June 30, 2003		As of June 30, 2004		As of December 31, 2003
	Current	Non-current	Current	Non-current	Current	Non-current
Japan	7,033,515	1,142,457	9,761,577	1,426,161	7,921,049	1,399,596
North America	3,792,881	412,970	4,193,294	399,361	3,687,256	385,688
Europe	2,962,828	1,305,783	4,690,041	1,199,830	4,356,349	1,060,115
Asia Pacific	976,243	161,025	1,384,873	161,973	1,196,123	171,706
Latin America	302,470	39,675	379,393	—	325,521	—

Total	15,067,937	3,061,910	20,409,178	3,187,325	17,486,298	3,017,105

15. Subsequent events

Not applicable.

16. Status of manufacturing and actual sales

(1) Manufacturing result

(Thousands of Yen )

	Period
Product	For the six months ended June 30, 2003	For the six months ended June 30, 2004	For the year ended December 31, 2003
PC client	68,438	76,994	114,749
LAN server	25,570	21,192	46,565
Internet server	280,159	168,116	523,026
Other products	275,270	36,695	423,589

Total	649,437	302,997	1,107,929

(Note)

1. Amount is based on manufacturing cost.

2. Consumption tax is not included in the amount above.

(2) Sales result

(Thousands of Yen )

	Period
Product	For the six months ended June 30, 2003	For the six months ended June 30, 2004	For the year ended December 31, 2003
PC client	7,893,196	10,830,952	16,678,729
LAN server	3,368,579	4,517,042	6,805,014
Internet server	6,459,866	9,843,376	14,322,688
Other products	437,102	903,049	1,067,130
Sub-total	18,158,743	26,094,419	38,873,561
Other service	4,150,899	2,369,738	9,214,786

Total	22,309,642	28,464,157	48,088,347

(Note)

Quantity is omitted due to many types of products included in one product line.

July 29, 2004

Report of First–Half Results (Non-consolidated)

For Fiscal Year Ending December 31, 2004

[ Prepared in accordance with Japan GAAP ]

Company:	Trend Micro Incorporated	Tokyo Stock Exchange 1st Section
Code:	4704	Location : Tokyo
(URL http://www.trendmicro.co.jp/)
Representative:	Title	Representative Director and Chief Executive Officer
	Name	Chang, Ming-Jang
Contact:	Title	Controller, Finance & Accounting Department and General Manager, Corporate Affairs Department
	Name	Yuzuru Nanami (Phone: 81-3-5334-3600)
Date of the board of directors meeting authorizing the first-half results:		July 29, 2004

The company can distribute semi-annual cash dividends based on the Article of corporation.

Starting date of semi-annual dividend payment:	No semi-annual dividends were authorized for this semi-annual period.

The company adopts Unit Stock method. (One unit: 500 shares)

1. Financial Highlights for the first half of FY 2004 (January 1, 2004 through June 30, 2004)

(1) Results of operations

(All figures except for per share information are rounded down to millions of yen)

	Net sales	Growth rate	Operating income	Growth rate	Ordinary income	Growth rate
	Millions of yen	%	Millions of yen	%	Millions of yen	%
The first half of FY 2004	18,409	27.5	8,973	86.0	8,846	78.7
The first half of FY 2003	14,434	13.7	4,823	13.1	4,949	20.6

FY 2003 (annual)	31,114		12,335		12,526

	Net income	Growth rate	Net income per share
	Millions of yen	%	Yen
The first half of FY 2004	5,555	77.7	41.78
The first half of FY 2003	3,125	38.8	23.66

FY 2003 (annual)	7,702		58.38

(Note)

1. Weighted average number of shares outstanding:	132,974,192 shares (for the first half of FY 2004) 132,097,979 shares (for the first half of FY 2003) 131,940,179 shares (for FY 2003)

2. Change in accounting policies:	None

3. The percentage of net sales, operating income, ordinary income and net income are comparison to the first half of previous fiscal year.

(2) Dividends

	Semi-annual dividends per share (Yen)	Annual dividends per share (Yen)
The first half of FY 2004	0	—
The first half of FY 2003	0	—

FY 2003 (annual)	—	14.00

(3) Financial Position

	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
As of	Millions of yen	Millions of yen	%	Yen
June 30, 2004	59,148	36,629	61.9	273.36
June 30, 2003	51,681	27,716	53.6	209.17

December 31, 2003	56,962	31,589	55.5	238.19

(Note)

1. Number of shares issued at the end of period:	133,997,891 shares as of June 30, 2004 132,503,417 shares as of June 30, 2003 132,620,100 shares as of December 31, 2003

2. Number of treasury stocks at the end of period:	2,504,854 shares as of June 30,2004 1,456,770 shares as of June 30, 2003 1,958,647 shares as of December 31, 2003

1. Non-consolidated Semi-annual Financial Statements

(1) Non-consolidated semi-annual balance sheets

(Thousands of yen)

	Period
Account	At the end of the first half of the current fiscal year (As of June 30, 2004)		At the end of the first half of the previous fiscal year (As of June 30, 2003)		Condensed balance sheet at the end of previous fiscal year (As of December 31, 2003)
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%
(Assets)
I Current assets
1. Cash and bank deposits	26,606,506		26,766,950		29,015,289
2. Accounts receivable, trade	8,942,694		5,622,321		7,223,897
3. Marketable securities	874,411		1,231,790		1,073,470
4. Inventories	94,368		53,135		45,269
5. Intercompany short-term loan receivables	31,731		92,155		82,612
6. Other receivables	173,574		120,949		92,581
7. Deferred tax assets	5,097,940		3,579,613		4,132,806
8. Others	276,022		249,454		398,971
9. Allowance for bad debt	(31,032)		(87,686)		(84,145)

Total current assets	42,066,217	71.1	37,628,684	72.8	41,980,754	73.7
II Non-current assets
1. Property and equipment *1	490,577	0.8	577,881	1.1	526,401	0.9
2. Intangibles
(1) Software	434,071		731,325		495,301
(2) Software in progress	133,477		56,318		34,378
(3) Others	13,945		14,889		14,417

Total intangibles	581,493	1.0	802,533	1.6	544,097	1.0
3. Investments and other non-current assets
(1) Investments in securities	11,434,982		8,113,123		9,294,685
(2) Investments in subsidiaries and affiliates	2,225,347		2,173,691		2,225,347
(3) Deferred tax assets	1,562,106		1,289,219		1,493,962
(4) Others	850,505		1,111,027		912,277
(5) Allowance for bad debt	(54)		(14,707)		(14,698)
(6) Allowance for loss on investments in subsidiaries and affiliates	(62,365)		—		—

Total investments and other non-current assets	16,010,523	27.1	12,672,354	24.5	13,911,576	24.4

Total non-current assets	17,082,594	28.9	14,052,770	27.2	14,982,075	26.3

Total assets	59,148,812	100.0	51,681,454	100.0	56,962,829	100.0

(Thousands of yen)

		Period
Account		At the end of the first half of the current fiscal year (As of June 30, 2004)		At the end of the first half of the previous fiscal year (As of June 30, 2003)		Condensed balance sheet at the end of the previous fiscal year (As of December 31, 2003)
		Amount	Percentage	Amount	Percentage	Amount	Percentage
			%		%		%
( Liabilities)
I Current liabilities
1. Accounts payable, trade		510,038		214,418		276,381
2. Current portion of long-term debt	*5	—		6,500,000		6,500,000
3. Accounts payable, other		4,257,816		3,356,866		2,395,985
4. Accrued corporate tax and others		3,786,000		2,601,000		3,495,000
5. Allowance for sales return		372,157		316,201		358,526
6. Warrants		933,843		1,944,009		1,930,086
7. Deferred revenue		9,761,577		7,033,515		7,921,048
8. Others	*3	957,685		467,376		646,880

Total current liabilities		20,579,117	34.8	22,433,388	43.4	23,523,908	41.3
II Long-term liabilities
1. Deferred revenue		1,426,160		1,142,456		1,399,595
2. Allowance for retirement benefits		514,125		389,315		450,312

Total long-term liabilities		1,940,285	3.3	1,531,772	3.0	1,849,908	3.2

Total liabilities		22,519,403	38.1	23,965,160	46.4	25,373,817	44.5
(Shareholders’ equity)
I Common stock	*4	9,144,982	15.5	7,257,059	14.0	7,396,194	13.0
II Capital surplus
1. Additional paid-in capital		11,297,843	19.1	9,102,026	17.7	9,255,084	16.2
III Accumulated earnings
1. Legal reserve		20,833	0.0	20,833	0.0	20,833	0.0
2. Unappropriated retained earnings at the end of the period		22,933,250	38.8	14,669,667	28.4	19,246,977	33.8
IV Valuated difference on other securities		(32,790)	(0.1)	116,578	0.2	86,686	0.2
V Treasury stock	*2	(6,734,709)	(11.4)	(3,449,872)	(6.7)	(4,416,763)	(7.8)

Total shareholders’ equity		36,629,409	61.9	27,716,293	53.6	31,589,012	55.5

Total liabilities and shareholders’ equity		59,148,812	100.0	51,681,454	100.0	56,962,829	100.0

(2) Non-consolidated semi-annual income statements

(Thousands of yen)

			Period
Account			For the first half of the current fiscal year (From January 1, 2004 To June 30, 2004)		For the first half of the previous fiscal year (From January 1, 2003 To June 30, 2003)		Condensed income statement for the previous fiscal year (From January 1, 2003 To December 31, 2003)
			Amount	Percentage	Amount	Percentage	Amount	Percentage
				%		%		%
I	Net Sales		18,409,928	100.0	14,434,222	100.0	31,114,671	100.0
II	Cost of sales	*6	1,009,709	5.5	1,180,302	8.2	2,399,583	7.7

	Gross profit		17,400,219	94.5	13,253,920	91.8	28,715,087	92.3
III	Selling, general and administrative expenses	*1,6	8,427,204	45.8	8,430,550	58.4	16,379,679	52.6

	Operating income		8,973,014	48.7	4,823,369	33.4	12,335,408	39.6
IV	Non-operating income	*2	156,913	0.9	329,534	2.3	458,501	1.5
V	Non-operating expense	*3	283,018	1.5	203,551	1.4	267,478	0.9

	Ordinary income		8,846,909	48.1	4,949,352	34.3	12,526,431	40.3

VI	Unusual gains	*4	702,137	3.8	640,000	4.4	640,000	2.1
VII	Unusual losses	*5	70,056	0.4	144,570	1.0	147,473	0.5

	Income before taxes		9,478,990	51.5	5,444,782	37.7	13,018,958	41.8

	Corporate, inhabitant and enterprise tax		4,871,576	26.5	2,862,319	19.8	6,594,793	21.2
	Income tax - deferred		(947,869)	(5.1)	(543,121)	(3.8)	(1,278,729)	(4.1)

	Net income		5,555,283	30.2	3,125,584	21.7	7,702,894	24.8

	Unappropriated retained earnings carried forward from the previous year		17,417,716		11,544,082		11,544,082

	Loss on sales of treasury stock		(39,750)

	Unappropriated retained Earnings at the end of the period		22,933,250		14,669,667		19,246,977

Significant accounting policies and practices for preparing non-consolidated semi-annual financial statements.

1. Accounting for evaluation of assets

(1) Securities

- Investments in affiliates and in subsidiaries

Cost basis by moving average method

- Available-for-sale

Available-for-sale with fair market value:

The securities are stated at the market value method based on the value at the end of the period (valuated differences are recognized in equity directly, not to reflect to net earnings and cost of selling is determined by the moving average method).

- Available-for-sale without a market value:

Cost basis by moving average method

(2) Derivatives

Market value method

(3) Inventories

Finished goods • Raw materials • Supplies

Cost basis by moving average method

2. Depreciation and amortization method for fixed assets

(1) Property and equipment

    Declining-balance method

Building (excluding facilities and leasehold improvement) acquired after April 1, 1998 are depreciated by straight - line method.

    Useful lives of the main property and equipment are following :

Buildings : 3 – 28 years

Equipments : 2 – 10 years

(2) Intangibles

    <Software for sale>

    Straight-line method over the estimated useful lives

(12 months).

    <Software for internal use>

    Straight-line method over the estimated useful lives (5 years).

    <Other intangibles>

    Straight-line method over the estimated useful lives

3. Accounting for deferred assets	Stock issue costs and bond issue costs are charged to expenses when incurred.

4. Accounting policies for allowances

(1) Allowance for bad debt

In order to reserve future losses from default of notes and account receivable, allowance for bad debt is provided. The amount is determined using the percentage based on actual doubtful account loss against total of debts. As for high-risk receivables, expected unrecoverable amount is considered individually.

(2) Allowance for loss on investments in subsidiaries and affiliates

In order to reserve future loss from investments in subsidiaries and affiliates, allowance for loss on investments in subsidiaries and affiliates is provided based on consideration of subsidiary’s financial condition and expected recoverability.

(3) Allowance for sales return

In order to reserve future losses from sales return subsequent to the fiscal year end, allowance for sales return is provided based on the past experience in the sales return.

(4) Allowance for retirement benefits

In order to reserve future losses arising from retirement of employees, allowance for retirement benefits is provided based on retirement benefit liabilities projected at the end of the period.

Actuarial gains and losses are recognized in the following accounting period.

5. Policy for translation of major foreign-currency assets and liabilities into Yen.	Foreign-currency financial assets and liabilities are translated into yen at the spot rate effective at the end of the period. Exchange difference is treated as a profit/loss.
6. Accounting policy for revenue and expense recognition

Revenue recognition method for Post Contract Customer Support Service.

Basically, the product license agreement contracted with the end-user states the article for PCS (customer support and upgrading of products and its pattern files).

The company applies the following revenue recognition method for the portion of PCS. Portion of PCS revenue is recognized separately from total revenue and is deferred as deferred revenues under current liabilities and long-term liabilities based on the contracted period.

Deferred revenue is finally recognized evenly over the contracted period.

7. Accounting policy for leased assets	Finance leases without transfer of ownership of the leased assets are accounted for in the same manner as applied for operating leases.

8. Other important matters for preparing semi-annual financial statements

(1) Consumption tax

Transactions subject to consumption tax are stated at the amount net of the related consumption tax.

(2) Accounting for stock warrants and stock option that were granted to some officers and employees.

The Company adopts incentive plans where warrants to purchase parent company’s shares are granted to directors and certain employees after parent company issues bonds with detachable warrants and immediately repurchases all of the warrants. Compensation costs are measured at repurchase costs of warrant securities at the point of grant because that is the only compensation scheme which grants warrants to directors and employees. Warrant portion of the bonds is recored as “other current liability (warrant)” upon issuance and then transferred to “additional paid-in capital” upon exercise.

        In addition, the Company has adopted incentive plans of Stock Option (Subscription right method) for directors and certain employees of the Company based on pre-revised section 280-19-1 of the Business Law and section 9-1 of the Industrial Revitalization Special Measures Law and the incentive plans of Stock Option (Stock acquisition rights method) for directors and certain employees of the company based on section 280-20 and 280-21 of the Business Law. The company does not recognize compensation expense for these schemes.

Notes

(Non-consolidated semi-annual balance sheets)	(Thousands of Yen)

At the end of the first half of the current fiscal year (As of June 30, 2004)			At the end of the first half of the previous fiscal year (As of June 30, 2003)			At the end of the previous fiscal year (As of Dec. 31, 2003)
*1 Accumulated depreciation of property and equipment JPY 483,839			*1 Accumulated depreciation of property and equipment JPY 433,126			*1 Accumulated depreciation of property and equipment JPY 509,756

*2 Number of treasury stocks 2,504,854 shares			*2 Number of treasury stocks 1,456,770 shares			*2 Number of treasury stocks 1,958,647 shares

*3 Presentation of consumption tax Net of consumption tax paid and consumption tax received are included in other current liabilities.			*3 Presentation of consumption tax Net of consumption tax paid and consumption tax received are included in other current liabilities.			*3 Presentation of consumption tax Net of consumption tax paid and consumption tax received are included in other current liabilities.

*4 Description of increases in the number of shares issued

Exercise of stock warrant detached from bonds and stock acquisition rights

-Number of shares issued

1,377,791 shares

-Issue price per share

JPY -

-Increase in common stock

JPY 1,748,788

			*4 Description of increases in the number of shares issued

*4 Description of increases in the number of shares issued

Exercise of stock warrant detached from bonds and stock acquisition rights

-Number of shares issued

116,683 shares

-Issue price per share

JPY -

-Increase in common stock

JPY 139,134

*5 Treasury bonds

In order to grant or transfer warrants to the directors and certain employees of the Company and affiliated companies, the Company issued unsecured bonds with detachable warrants. Under pre-revised section 341-8-4 of the Business Law, the redemption and retirement of these bonds are restricted when total amount of bonds is less than the total amount of issue price of the stocks from unexecuted warrants.

    To reduce interest costs, the Company repurchased a part of the issued bonds after warrants were detached. The purpose of the repurchase is to hold the treasury bonds until they can be retired legally and it is same as the redemption substantially.

    Thus, bonds and treasury bonds are disclosed in net amount in the balance sheet as follows.

*5 Treasury bonds

    In order to grant or transfer warrants to the directors and certain employees of the Company and affiliated companies, the Company issued unsecured bonds with detachable warrants. Under pre-revised section 341-8-4 of the Business Law, the redemption and retirement of these bonds are restricted when total amount of bonds is less than the total amount of issue price of the stocks from unexecuted warrants.

    To reduce interest costs, the Company repurchased a part of the issued bonds after warrants were detached. The purpose of the repurchase is to hold the treasury bonds until they can be retired legally and it is same as the redemption substantially.

    Thus, bonds and treasury bonds are disclosed in net amount in the balance sheet as follows.

*5 Treasury bonds

    In order to grant or transfer warrants to the directors and certain employees of the Company and affiliated companies, the Company issued unsecured bonds with detachable warrants. Under pre-revised section 341-8-4 of the Business Law, the redemption and retirement of these bonds are restricted when total amount of bonds is less than the total amount of issue price of the stocks from unexecuted warrants.

    To reduce interest costs, the Company repurchased a part of the issued bonds after warrants were detached. The purpose of the repurchase is to hold the treasury bonds until they can be retired legally and it is same as the redemption substantially.

    Thus, bonds and treasury bonds are disclosed in net amount in the balance sheet as follows.

	(Thousands of yen)			(Thousands of yen)			(Thousands of yen)
	Current liability	Long-term liability		Current liability	Long-term liability		Current liability	Long-term liability
Bonds	6,000,000	4,000,000	Bonds	6,500,000	10,000,000	Bonds	12,500,000	4,000,000
Treasury bonds	Δ6,000,000	Δ4,000,000	Treasury bonds	—	(10,000,000)	Treasury bonds	(6,000,000)	(4000,000)

	—	—		6,500,000	—		6,500,000	—

(Non-consolidated semi-annual income statement)

(Thousands of yen)

For the first half of the current fiscal year ( From January 1, 2004 To June 30, 2004 )		For the first half of the previous fiscal year ( From January 1, 2003 To June 30, 2003 )		For the previous fiscal year ( From January 1, 2003 To December 31, 2003 )
*1 Major components of selling, general and administrative expenses are as follows		*1 Major components of selling, general and administrative expenses are as follows		*1 Major components of selling, general and administrative expenses are as follows
Sales promotions and Advertising	1,594,464	Sales promotions and Advertising	2,191,162	Sales promotions and Advertising	3,830,448
Salaries and bonuses	1,321,643	Salaries and bonuses	1,160,527	Salaries and bonuses	2,287,282
Retirement benefit costs	90,934	Retirement benefit costs	104,314	Retirement benefit costs	212,641
Depreciation expense	56,981	Depreciation expense	66,855	Depreciation expense	139,807
Outside service fee	1,115,274	Outside service fee	987,466	Outside service fee	1,973,491
Research and development costs	1,229,277	Research and development costs	837,853	Research and development costs	1,672,443
Software maintenance fee	1,051,144	Software maintenance fee	1,089,941	Software maintenance fee	2,193,623
Intercompany charge	625,841	Intercompany charge	647,975	Intercompany charge	1,296,489

*2 Major components of non-operating income		*2 Major components of non-operating income		*2 Major components of non-operating income
Interest on securities	62,238	Interest on securities	86,874	Interest on securities	186,033
Interest income	1,734	Interest income	22,040	Interest income	25,992
Gain from sales of marketable securities	82,857	Foreign exchange gain	187,664	Foreign exchange gain	203,733
Gain from reverse of allowance for bad debt	975	Gain from reverse of allowance for bad debt	12,428	Gain from reverse of allowance for bad debt	15,978

*3 Major components of non-operating expense		*3 Major components of non-operating expense		*3 Major components of non-operating expense
Bonds interest expense	28,342	Bonds interest expense	105,321	Bonds interest expense	160,773
Foreign exchange loss	152,497	Evaluation loss on investments in securities	7,359	Evaluation loss on investments in securities	7,359
Expenses of subscription rights	6,445	Evaluation loss on investments in capital funds	85,434	Loss on sales of investments in securities	65,259
Evaluation loss on investments in capital funds	44,000			Evaluation loss on investments in capital funds	26,728

*4 Major component of unusual gains		*4 Major component of unusual gains		*4 Major component of unusual gains
Gain from reverse of unexcecuted warrants	702,137	Gain from reverse of unexcecuted warrants	640,000	Gain from reverse of unexcecuted warrants	640,000

*5 Major component of unusual losses		*5 Major component of unusual losses		*5 Major component of unusual losses
Loss on disposal of fixed assets	7,691	Loss on disposal of fixed assets	138,570	Loss on disposal of fixed assets	141,623
Allowance for loss on investments in subsidiaries and affiliates	62,365	Evaluation loss on investments in subsidiaries and affiliates	5,999	Evaluation loss on investments in subsidiaries and affiliates	5,849

*6 Depreciation and amortization expense		*6 Depreciation and amortization expense		*6 Depreciation and amortization expense
Property and equipment	65,405	Property and equipment	79,121	Property and equipment	163,535
Intangibles	385,227	Intangibles	597,897	Intangibles	1,246,661

(Significant subsequent events) None

2. Lease transactions

None

3. Marketable securities

-	For the first half of current fiscal year (as of June 30, 2004)

None of investments in subsidiaries and affiliates have fair value

-	For the first half of previous fiscal year (as of June 30, 2003)

None of investments in subsidiaries and affiliates have fair value

-	For the previous fiscal year (as of December 31, 2003)

None of investments in subsidiaries and affiliates have fair value.

4. Per Share Data

(Yen)

	For the first half of the current fiscal year	For the first half of the previous fiscal year	For the previous fiscal year
	(From January 1, 2004 To June 30, 2004)	(From January 1, 2003 To June 30, 2003)	(From January 1, 2003 To December 31, 2003)
Shareholder’s equity per share	273.36	209.17	238.19

Net income per share - Basic	41.78	23.66	58.38
Net income per share - Diluted	41.03	—	58.25
		Net income per diluted share is not indicated because of having no subscription rights which have dilutive effect.

Effective from the first half of the current fiscal year, the Company adopted Financial Accounting Standards No.2: “Accounting Standards for Earnings per Share” and Financial Accounting Standards Implementation Guidance No.4: “Implementation Guidance for Accounting Standards for Earnings per Share”.

Effective from the current fiscal year, the Company adopted Financial Accounting Standards No.2: “Accounting Standards for Earnings per Share” and Financial Accounting Standards Implementation Guidance No.4: “Implementation Guidance for Accounting Standards for Earnings per Share”.

		Adoption of this standard had no impact on the Per Share Data for the first half of the previous fiscal year and the previous fiscal year.	Adoption of this standard had no impact on the Per Share Data for the previous fiscal year.

*	Basis of calculation for net income per share and diluted net income per share is as follows.

	For the first half of the current fiscal year	For the first half of the previous fiscal year	For the previous fiscal year
	( From January 1, 2004 To June 30, 2004)	(From January 1, 2003 To June 30, 2003)	(From January 1, 2003 To December 31, 2003)
Net income per share
Net income (Thousand in Yen)	5,555,283	3,125,584	7,702,894
Earnings not allocated to common stock (Thousand in Yen)	—	—	—
Net income for common stock	5,555,283	3,125,584	7,702,894
Numbers of weighted average shares outstanding	132,974,192	132,097,979	131,940,179
Net income per share - Diluted
Increased common stock	2,418,579	—	294,949
Details of shares not included in the computation of Diluted net income per share (Since it did not have dilutive effect)

707,000 stocks which were based on stock subscription right and approved at shareholder’s meeting on March 27 2001 and regulated by pre-revised commercial law 280-19 and Industrial

Revitalization Special Measures Law No.9 were issued on May 16, 2001.

3,000,000 stocks which were based on stock acquisition rights and approved at shareholder’s meeting on March 25, 2004 and regulated by commercial law 280-20 and 280-21 were issued on April 28, 2004.

873,127 stocks which were based on stock warrant regulated by pre-rivesed commercial law 280-19 were issued on March 19, 2001.

256,076 stocks which were based on stock warrant regulated by pre-revised commercial law 280-19 were issued on June 4, 2001.

2,315,057 stocks which were based on stock warrant regulated by pre-revised commercial law 280-19 were issued on November 19, 2001.

1,158,840 stocks which were based on stock warrant regulated by pre-revised commercial law 280-19 were issued on April 18, 2002.

707,000 stocks which were based on stock subscription right and approved at shareholder’s meeting on March 27 2001 and regulated by pre-revised commercial law 280-19 and Industrial Revitalization Special Measures Law No.9 were issued on May 16, 2001.

1,999,500 stocks which were based on stock acquisition rights and approved at shareholder’s meeting on September 12, 2002 and regulated by commercial law 280-20 and 280-21 were issued on February 12, 2003.

2,500,000 stocks which were based on stock acquisition rights and approved at shareholder’s meeting on March 26, 2003 and regulated by commercial law 280-20 and 280-21 were issued on May 28, 2003.

873,127 stocks which were based on stock warrant regulated by pre-rivesed commercial law 280-19 were issued on March 19, 2001.

256,076 stocks which were based on stock warrant regulated by pre-revised commercial law 280-19 were issued on June 4 2001.

2,264,864 stocks which were based on stock warrant regulated by pre-revised commercial law 280-19 were issued on November 19, 2001.

1,158,840 stocks which were based on stock warrant regulated by pre-revised commercial law 280-19 were issued on April 18, 2002.

707,000 stocks which were based on stock subscription right and approved at shareholder’s meeting on March 27 2001 and regulated by pre-revised commercial law 280-19 and Industrial Revitalization Special Measures Law No.9 were issued on May 16, 2001.

1,933,000 stocks which

were based on stock

acquisition rights and approved at shareholder’s meeting on September 12, 2002 and regulated by commercial law 280-20 and 280-21 were issued on February 12, 2003.